Filed Pursuant to Rule 424(b)(2)
Registration Statement File No. 333-132292
The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 9, 2006
Preliminary Prospectus Supplement
(to Prospectus dated March 9, 2006)
$300,000,000
The Dun & Bradstreet Corporation
   % Senior Notes due

        The senior notes will mature on                                                   . Interest on the senior notes is payable on                                                   and                                                   of each year, beginning                                                   , 2006. Interest will accrue from                      , 2006. We may redeem the senior notes in whole or in part at any time prior to their maturity at the redemption prices described in this prospectus supplement.
      The senior notes will be unsecured and unsubordinated and will rank equally and ratably with all of our other unsecured and unsubordinated debt.
       See “Risk Factors” beginning on page S-4 for a discussion of certain risks that you should consider in connection with an investment in the senior notes.
      The senior notes will not be listed on any securities exchange. Currently, there is no public market for the senior notes.
      It is expected that delivery of the senior notes will be made through the book-entry delivery system of The Depository Trust Company, or DTC, on or about                                                   , 2006.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Per Senior
	Note	Total

Public offering price(1)%		$
Underwriting discount	%	$
Proceeds, before expenses, to The Dun & Bradstreet Corporation	%	$

(1)	Plus accrued interest from , 2006, if settlement occurs after that date.

Joint Book-Running Managers

Citigroup	JPMorgan
Co-Manager
SunTrust Robinson Humphrey
The date of this prospectus supplement is                      , 2006.

Prospectus Supplement

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
Where You Can Find More Information
      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such information may also be inspected at The New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      The SEC allows us to incorporate by reference the information we file with it into this prospectus supplement, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as

i

amended (the “Exchange Act”), other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offering of the securities:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 24, 2005; and

•	our Current Reports on Form 8-K filed with the SEC, not including such portions that have been furnished, on February 2, 2006, February 3, 2006 and February 27, 2006.
      Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our Internet website is located at http://www.dnb.com. We have included our website address as an inactive textual reference only. The contents of the website are not incorporated by reference into this prospectus supplement. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

The Dun & Bradstreet Corporation
103 JFK Parkway
Short Hills, New Jersey 07078
Attention: Corporate Secretary
Telephone: (973) 921-5500
      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with other information.
Special Note Regarding Forward-Looking Statements
      We may from time to time make written or oral “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements contained in filings with the SEC, in reports to shareholders and in press releases and investor Webcasts. These forward-looking statements can be identified by the use of words like “anticipates,” “aspirations,” “believes,” “continues,” “estimates,” “expects,” “goals,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “targets,” “will” and other words of similar meaning. They can also be identified by the fact that they do not relate strictly to historical or current facts.
      We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and the accuracy of assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in, or remain invested in, our securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying in the following paragraphs important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.
      The following important factors could cause actual results to differ materially from those projected in such forward-looking statements.

•	We rely significantly on third parties to support critical components of our business model in a continuous and high quality manner, including third-party data providers, strategic partners in our D&B Worldwide Network, and outsourcing partners.

•	Demand for our products is subject to intense competition, changes in customer preferences and, to a lesser extent, economic conditions which impact customer behavior.

ii

•	The profitability of our International segment depends on our ability to identify and execute on various initiatives, such as the implementation of subscription plan pricing and successfully managing our D&B Worldwide Network, and our ability to identify and contend with various challenges present in foreign markets, such as local competition and the availability of public records at no cost.

•	Our ability to renew large contracts and the timing of these renewals may impact our results of operations from period to period.

•	Our results, including operating income, are subject to the effects of foreign economies, exchange rate fluctuations and U.S. and foreign legislative or regulatory requirements, and the adoption of new, or changes in, accounting policies and practices, including pronouncements by the Financial Accounting Standards Board or other standard setting bodies.

•	Our solutions and brand image are dependent upon the integrity of our global database and the continued availability thereof through the Internet and by other means, as well as our ability to protect key assets, such as data center capacity.

•	We are involved in various tax matters and legal proceedings, the outcomes of which are unknown and uncertain with respect to the impact on our cash flow and profitability.

•	Our ability to successfully implement our Blueprint for Growth Strategy requires that we successfully reduce our expense base through our Financial Flexibility Program, and reallocate certain of the expense base reductions into initiatives that produce desired revenue growth.

•	Our future success requires that we attract and retain qualified personnel in regions throughout the world.

•	Our ability to repurchase shares is subject to market conditions, including trading volume in our stock, and our ability to repurchase securities in accordance with applicable securities laws.

•	Our projection for free cash flow in 2006 is dependent upon our ability to generate revenue, our collection processes, customer payment patterns and the amount and timing of payments related to the tax and other matters and legal proceedings in which we are involved, as referenced above.

•	Our ability to acquire and successfully integrate other complimentary businesses, products and technologies into our existing business, without significant disruption to our existing business or to our financial results.
      We elaborate on the above list of important factors throughout this document and in our other filings with the SEC, particularly in the discussion of our Risk Factors in this prospectus supplement. It should be understood that it is not possible to predict or identify all risk factors. Consequently, the above list of important factors and the Risk Factors discussed below should not be considered to be a complete discussion of all our potential trends, risks and uncertainties. Except as otherwise required by federal securities laws, we do not undertake to update any forward-looking statement we may make from time to time.

iii

SUMMARY
      The following summary highlights information contained elsewhere in this prospectus supplement. It may not contain all of the information that you should consider before investing in the senior notes. For a more complete discussion of the information you should consider before investing in the senior notes, you should carefully read this entire prospectus supplement and the accompanying prospectus of which it forms a part and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus of which it forms a part. In this prospectus supplement, we use the terms “D&B,” the “Company,” “we,” “our,” and “us” to refer to The Dun & Bradstreet Corporation and its subsidiaries on a consolidated basis, unless otherwise indicated or required by the context.
The Dun & Bradstreet Corporation
General
      We are the leading provider of global business information, tools and insight, and have enabled customers to Decide with Confidencetm for over 160 years. Our propriety DUNSRighttm quality process provides our customers, which consist primarily of major manufacturers and wholesalers, insurance companies, telecommunication companies, banks, other credit and financial institutions, senior executives and sales professionals in enterprise businesses worldwide, with quality business information. This quality information is the foundation of our solutions that customers rely on to make critical business decisions. Customers use: our Risk Management Solutionstm to mitigate credit risk, increase cash flow and drive increased profitability; our Sales & Marketing Solutionstm to increase revenue from new and existing customers; our E-Business Solutionstm to convert prospects to clients faster by enabling business professionals to research companies, executives and industries; and our Supply Management Solutionstm to increase cash by generating ongoing savings from our customers’ suppliers and protecting our customers from serious financial, operational and regulatory risk.
      Our executive offices are located at 103 JFK Parkway, Short Hills, New Jersey 07078.
Business Strategy
      Our business strategy, called the Blueprint for Growth, is our roadmap to our aspiration, which is “to be the most trusted source of business insight so our customers can decide with confidence.” Our aspiration reflects the belief that by intensifying our customer focus, we can achieve sustainable core revenue growth.
      Our Blueprint for Growth strategy has five components:

•	Leverage the Brand: Our strategy begins by leveraging our DUNSRighttm proprietary quality process that powers all of our customer solution sets. Through our DUNSRighttm quality process, our customers have access to comprehensive business information that we constantly endeavor to make more accurate, complete, timely and consistent.

•	Create Financial Flexibility: The implementation of our strategy includes continually and systematically seeking ways to improve our performance in terms of quality and cost. Specifically, we seek to eliminate, standardize, consolidate, and automate our business functions, or migrate them to the Web. In addition, we evaluate the possibility that we can achieve improved quality and other greater efficiencies through outsourcing.

•	Build a Winning Culture: An important part of our strategy is building a Winning Culture within our Company. Our leadership development process ensures that team member performance goals and financial rewards are linked to our Blueprint for Growth strategy. We have a talent assessment process that provides a framework to assess and improve skill levels and performance across the organization and that acts as a tool to aid talent development and succession planning.

•	Enhance Our Current Business and Become an Important Player in E-Business: Our current business consists of four customer solution sets that we invest in to drive growth. These are: Risk Management Solutions, Sales & Marketing Solutions, E-Business Solutions and Supply Management Solutions.
The Offering

Issuer	The Dun & Bradstreet Corporation.

Securities offered	$300,000,000 in aggregate principal amount of % senior notes due .

Stated maturity date	.

Interest rate	% per annum, accruing from , 2006.

Interest payment dates	Interest will be paid on and of each year to the holders of record on and , respectively. The first interest payment will be made on , 2006 to holders of record on , 2006.

Optional redemption	We may redeem the senior notes in whole or in part at any time prior to their maturity at the redemption prices described under “Description of Senior Notes — Optional Redemption,” plus any interest that is due and unpaid on the date we redeem the senior notes.

Sinking fund	None.

Security and ranking	The senior notes will be unsecured and unsubordinated and will rank equally and ratably among themselves and with our existing and future unsecured and unsubordinated debt.

Covenants	We will issue the senior notes under an indenture between us and The Bank of New York, as trustee. The indenture will, among other things, restrict our ability to:

• incur certain liens securing debt;

• enter into sale and leaseback transactions; and

• sell all or substantially all of our assets or merge or consolidate with or into other companies.

Trading	The senior notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the senior notes on any securities exchange. The underwriters have advised us that they intend to make a market in the senior notes, but they are not obligated to do so and may discontinue market-making at any time without notice. See “Underwriting” for more information about possible market-making by the underwriters.

Form and denomination	The senior notes will be issued in the form of one or more fully registered global securities, without coupons, in denominations of $1,000 in principal amount and integral multiples of $1,000 in excess thereof. These global securities will be deposited with the trustee as custodian for, and registered in the name of, a nominee of DTC. Except in the limited circumstances described under “Description of Senior Notes — Book-Entry; Delivery and

Form,” senior notes in certificated form will not be issued or exchanged for interests in global securities.

Use of proceeds	We will use the net proceeds of this offering, together with cash on hand, to repay the principal amount of $300 million of our 6.625% Senior Notes due March 15, 2006. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the senior notes.

Governing law	The State of New York.

RISK FACTORS
      As is the case with an investment in any security, an investment in our senior notes is subject to risk. Set forth below are the material risks to which our business is subject. You should read these risk factors and the other information set forth in this prospectus supplement and incorporated by reference in the accompanying prospectus carefully before making a decision to purchase our senior notes.
Risk Relating to Our Business

Our business model is dependent upon third parties to provide data and certain operational services, the loss of which would materially impact our business and financial results.
      We rely significantly on third parties to support our business model. For example:

•	We obtain much of the data that we use from third parties, including public record sources;

•	We partner with single source providers in certain countries that support the needs of our customers around the globe and rely on our strategic partners in our D&B Worldwide Network to provide local data in countries in which we do not directly operate;

•	We have outsourced various functions, such as our technology help desk and network management functions in the U.S. and in the U.K.; and

•	We have also outsourced certain portions of our data acquisition and delivery, customer service and some financial processes, such as cash collections and accounts payable.
      If one or more data providers were to withdraw their data, cease making it available, or not adhere to our data quality standards, our ability to provide solutions and services to our customers could be materially adversely impacted, which could result in decreased revenue, net income and earnings per share. Similarly, if one of our outsource providers, including our strategic partners, were to experience financial or operational difficulties, their services to us would suffer or they may no longer be able to provide services to us at all, materially impacting our business and financial results. In addition, we cannot be certain that we could replace our large third-party vendors in a timely manner or on terms commercially reasonable to us.

We face competition that may cause price reductions or loss of market share.
      We are subject to competitive conditions in all aspects of our business. We compete directly with a broad range of companies offering business information solutions and services to customers. We also face competition from:

•	The in-house data gathering operations of the businesses we seek as customers;

•	Other general and specialized credit reporting and other business information services;

•	Other information and professional service providers; and

•	Credit insurers.
      In addition, business information solutions and services are becoming more readily available, principally due to the expansion of the Internet, greater availability of public data and the emergence of new providers of business information solutions and services. Large web search engine companies can provide low cost alternatives to data gathering and change how our customers perform key activities such as marketing campaigns. Such companies, and other third parties which may not be readily apparent today, may become significant low cost competitors and adversely impact the demand for our solutions and services.
      Weak economic conditions also can result in customers’ seeking to utilize free or lower-cost information that is available from alternative sources such as the Internet and European Commission sponsored projects like the European Business Register. Intense competition could harm us by causing, among other things, price reductions, reduced gross margins and loss of market share.
      We are facing increased competition from consumer credit companies that offer consumer information solutions to help their customers make credit decisions regarding small businesses. In addition, consumer information companies are seeking to expand their operations more broadly into aspects of the business information space. While their presence is currently small in the business information market, given the size of the consumer market in which they participate, they have scale advantages in terms of scope of operations and size of relationship with customers, which they can potentially leverage to an advantage.
      Our ability to continue to compete effectively will be based upon a number of factors including our ability to:

•	Communicate and demonstrate to our customers the value of our proprietary DUNSRighttm quality process and, as a result, improve customer satisfaction;

•	Maintain and develop proprietary information and services such as analytics (e.g., scoring), and sources of data not publicly available;

•	Demonstrate value through our decision-making tools and integration capabilities;

•	Leverage our brand perception and the value of our D&B Worldwide Network;

•	Continue to implement the Financial Flexibility component of our strategy and effectively reallocate our spending to activities that drive revenue growth;

•	Deliver reliable and high-quality business information through various media and distribution channels in formats tailored to customer requirements;

•	Attract and retain a high-performing workforce;

•	Enhance our existing services and introduce new services; and

•	Improve our International business model and data quality through the successful management of strategic partner relationships in our International segment that are part of our D&B Worldwide Network.

We may not be able to successfully complete various initiatives in our International segment that are critical to increasing our international revenues and enhancing our operating margins.
      We are undertaking a number of initiatives in our International segment that are primarily focused on improving our competitive position, growing our revenue and improving our operating margins.
      Examples of initiatives we are currently undertaking or will seek to undertake in the near future include:

•	Implementing subscription plan pricing for customers to increase their access to our Risk Management reports and data, to help them increase profitability while mitigating risk;

•	Improving the management of our D&B Worldwide Network in order to, among other things, optimize revenue and profits realized by the sale of data collected by strategic partner organizations in certain markets; and

•	Implementing specific process re-engineering projects designed to improve efficiency and productivity in our business.
      These and other initiatives we undertake may not be successful in attaining a consistent and sustainable level of improved International financial performance. For example, we may not be able to reduce costs of our operations through re-engineering to the extent expected due to challenges in implementing our technology plans, or the efforts by our partner organizations to increase the value of the data they provide us may not result in significant improvements in data quality.

Changes in the legislative, regulatory and commercial environments in which we operate may adversely impact our ability to collect, manage, aggregate and use data.
      Certain types of information we gather, compile and publish are subject to regulation by governmental authorities in certain markets in which we operate, particularly in Europe and other international markets. In addition, there is increasing awareness and concern among the general public regarding marketing and privacy matters, particularly as they relate to individual privacy interests and the ubiquity of the Internet. These concerns may result in new laws and regulations. In general, compliance with existing laws and regulations has not to date seriously affected our business, financial condition or results of operations. Nonetheless, future laws and regulations with respect to the collection, management and use of information, and adverse publicity or litigation concerning the commercial use of such information, could affect our operations. This could result in substantial regulatory compliance or litigation expense or a loss of revenue.
      In addition, governmental agencies may seek, from time to time, to increase the fees or taxes that we must pay to acquire, use and/or redistribute data that such governmental agencies collect. While we would seek to pass along any such price increases to our customers, there is no guarantee that we would be able to do so, given competitive pressures or other considerations. In addition, any such price increases to our customers may result in reduced usage by our customers and/or loss of market share.

We may be unable to adapt successfully to changes in our customers’ preferences for our solutions, which could adversely impact our revenues.
      Our success depends in part on our ability to adapt our solutions to our customers’ preferences. Advances in information technology and uncertain or changing economic conditions are changing the way our customers use business information. As a result, our customers are demanding both lower prices and more features from our solutions, such as decision-making tools like credit scores and electronic delivery formats. If we do not successfully adapt our solutions to our customers’ preferences, our business, financial condition and results of operations would be materially adversely affected. Specifically, for our larger customers, our continued success will be dependent on our ability to satisfy more of their needs by providing solutions beyond data, such as enhanced analytics and assisting with their data integration efforts. For our smaller customers, our success will depend in part on our ability to simplify our solutions and pricing offerings and enhancing our marketing efforts to these customers.
      To address customer needs for pricing certainty and increased access to our solutions, in the fourth quarter of 2003 we began to roll out a subscription pricing plan. The subscription pricing plan provides expanded access to our Risk Management Solutions in a way that provides more certainty over related costs to the customer, which in turn generally results in customers increasing their spending on our solutions. This plan has been an important driver of our growth in 2005. Our success moving forward is dependent, in part, on the continued penetration of this offering and the successful rollout of similar programs in various markets around the world. Similarly, our continued success is dependent on customers’ acceptance of our DNBi interactive web based solution.

Our operations in the International segment are subject to various risks associated with operations in foreign countries, which could adversely impact our operating results.
      Our success depends in part on our various operations outside the United States. For the three years ended December 31, 2005, 2004 and 2003, our International segment accounted for 25%, 29% and 33% of total revenue, respectively. Our International business is subject to many challenges, the most significant being:

•	Our competition is primarily local, and our customers may have greater loyalty to our local competitors;

•	Credit insurance is a significant credit risk mitigation tool in certain markets, thus reducing the demand for our Risk Management Solutions; and

•	In some markets, key data elements are generally available from public-sector sources, thus reducing a customer’s need to purchase our data.
      Our International strategy includes forming strategic partner relationships in certain markets with third parties to improve our data quality. We form and manage these strategic partner alliances to create a competitive advantage for us over the long term, however, these strategic partnerships may not be successful.
      The issue of data privacy is an increasingly important area of public policy in various International markets, and we operate in an evolving regulatory environment that could adversely impact aspects of our business or the business of our partners on whom we depend.
      Our operating results could also be negatively affected by a variety of other factors affecting our foreign operations, many of which are beyond our control. These factors include currency fluctuations, economic, political or regulatory conditions in a specific country or region, trade protection measures and other regulatory requirements. Additional risks inherent in International business activities generally include, among others:

•	Longer accounts receivable payment cycles;

•	The costs and difficulties of managing international operations and strategic partnership alliances; and

•	The need to comply with a broader array of regulatory and licensing requirements, the failure of which could result in fines, penalties or business suspensions.
A failure in the integrity of our database could harm our brand and result in a loss of sales and an increase in legal claims.
      The reliability of our solutions is dependent upon the integrity of the data in our global database. We have in the past been subject to customer and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of money damages. A failure in the integrity of our database could harm us by exposing us to customer or third-party claims or by causing a loss of customer confidence in our solutions.
      Also, we have licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the business partners to whom we grant non-exclusive licenses and by customers, they may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. In addition, it cannot be assured that these licensees and customers will take the same steps we have taken to prevent misappropriation of our data solutions or technologies.
We may lose key business assets, including loss of data center capacity or the interruption of telecommunications links, the Internet, or power sources which could significantly impede our ability to do business.
      Our operations depend on our ability, as well as that of third-party service providers to whom we have outsourced several critical functions, to protect data centers and related technology against damage from fire, power loss, telecommunications failure, impacts of terrorism, breaches in security (such as the actions of computer hackers), natural disasters, or other disasters. The on-line services we provide are dependent on links to telecommunications providers. In addition, we generate a significant amount of our revenue through telesales centers and websites that we utilize in the acquisition of new customers, fulfillment of solutions and services and responding to customer inquiries. We may not have sufficient redundant operations to cover a loss or failure in all of these areas in a timely manner. Any damage to our data centers, failure of our telecommunications links or inability to access these telesales centers or websites could cause interruptions in operations that materially adversely affect our ability to meet customers’ requirements, resulting in decreased revenue, net income and earnings per share.

We are involved in tax and legal proceedings that could have a material adverse impact on us.
      We are involved in tax and legal proceedings, claims and litigations that arise in the ordinary course of business. As discussed in greater detail under “Note 13 Contingencies (Legal Proceedings)” in the notes to our consolidated financial statements to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, certain of these matters could have a material adverse impact on our results of operations, cash flows or financial position.
We may be unable to reduce our expense base through our Financial Flexibility program, and the related reinvestments from savings from this program may not produce the level of desired revenue growth which would negatively impact our results of operations and cash flows.
      Successful execution of our Blueprint for Growth strategy includes reducing our expense base through our Financial Flexibility Program, and reallocating our expense base reductions into initiatives to produce our desired revenue growth. The success of this program may be affected by:

•	Our ability to implement all of the actions required under this program within the established timeframe;

•	Our ability to implement actions that require process or technology changes to reduce our expense base;

•	Entering into or amending agreements with third-party vendors to renegotiate terms beneficial to us;

•	Managing third-party vendor relationships effectively;

•	Completing agreements with our local works councils and trade unions related to potential reengineering actions in certain International markets; and

•	Maintaining quality around key business processes utilizing our reduced and/or outsourced resources.
      If we fail to reduce our expense base, or if we do not achieve our desired level of revenue growth from new initiatives, our results of operations and cash flows may suffer.
We may not be able to attract and retain qualified personnel which could impact our quality performance and customer satisfaction.
      Our success also depends on our continuing ability to attract, retain and motivate highly qualified personnel at all levels and to appropriately utilize the time and resources of such personnel. Competition for this personnel is intense, and we may not be able to retain our key personnel or attract, assimilate or retain other highly qualified personnel in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining employees with appropriate qualifications.
Risks Relating to an Investment in our Senior Notes
You cannot be sure that an active trading market will develop for these senior notes.
      The senior notes are a new issue of securities with no established trading market, and we do not intend to list them on any securities exchange. We have been informed by the underwriters that they intend to make a market in the senior notes after the offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the senior notes, and the market price quoted for the senior notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, such market-making activity will be subject to limits imposed by the Securities Act and the Exchange Act. As a result, you cannot be sure that an active trading market will develop for the senior notes. If no active trading market develops, you may not be able to resell your senior notes at their fair market value or at all.

The senior notes do not restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact holders of the senior notes.
      We are not restricted under the terms of the senior notes from incurring additional debt or repurchasing our securities. In addition, the limited covenants applicable to the senior notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the senior notes could have the effect of diminishing our ability to make payments on the senior notes when due.

USE OF PROCEEDS
      We expect the net proceeds from this offering of senior notes to be approximately $                          million after deducting the underwriters’ discount and our estimated expenses related to the offering. We will use the net proceeds of this offering, together with cash on hand, to repay in full the principal amount of $300 million of our 6.625% Senior Notes due March 15, 2006.

CAPITALIZATION
      The following table sets forth our capitalization at December 31, 2005 on a historical basis and as adjusted to give effect to our offering of the senior notes and the use of proceeds therefrom. You should read this table in conjunction with “Selected Financial Data” included elsewhere in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes incorporated by reference in this prospectus supplement.

	December 31, 2005

	Actual	As Adjusted

	(Dollars in millions,
	except per share data)
Cash and cash equivalents	$195.3	$194.0

Debt:
Short-Term Debt:
6.625% Senior Notes due 2006	$300.0	$—
Other short-term debt	0.8	0.8
Long-Term Debt:
% Senior Notes due offered hereby	—	300.0
Other long-term debt	0.1	0.1
Shareholders’ Equity:
Series A Junior Participating Preferred Stock, $0.01 per value per share, authorized — 500,000 shares; — outstanding — none	—	—
Preferred Stock, $0.01 par value per share, authorized — 9,500,000 shares; — outstanding — none	—	—
Series Common Stock, $0.01 par value per share, authorized — 10,000,000 shares; — outstanding — none	—	—
Common Stock, $0.01 par value per share, authorized — 200,000,000 shares; — issued — 81,945,520 shares	0.8	0.8
Unearned Compensation Restricted Stock	(5.4)	(5.4)
Capital Surplus	183.8	183.8
Retained Earnings	891.5	891.5
Treasury Stock, at cost, 14,888,499 shares at December 31, 2005	(705.5)	(705.5)
Cumulative Translation Adjustment	(175.7)	(175.7)
Minimum Pension Liability Adjustment	(112.7)	(112.7)
Other Comprehensive Income	0.8	0.8

Total Shareholders’ Equity	77.6	77.6

Total Capitalization	$378.5	$378.5

      The As Adjusted column of the above table assumes $1.6 million of underwriter fees and $0.5 million of expenses related to the bond offering and collection of $0.8 million related to the treasury interest rate derivative.

SELECTED FINANCIAL DATA
      The following data has been derived from financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Consolidated balance sheets as of December 31, 2005 and 2004 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended December 31, 2005 and notes thereto have been incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005. The following data should also be read in conjunction with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005.

	Years Ended December 31,

	2005	2004	2003	2002	2001

	(Amounts in millions, except per share data)
Results of Operations:
Operating Revenues	$1,443.6	$1,414.0	$1,386.4	$1,275.6	$1,304.6
Costs and Expenses(1)	1,079.6	1,095.2	1,094.6	1,019.7	1,081.0

Operating Income	364.0	318.8	291.8	255.9	223.6
Non-Operating (Expense) Income — Net(2)	(9.9)	22.0	(11.4)	(16.7)	30.0

Income from Continuing Operations before
Provision for Income Taxes	354.1	340.8	280.4	239.2	253.6
Provision for Income Taxes	133.6	129.2	106.2	94.1	100.2
Equity in Net Income (Losses) of Affiliates	0.7	0.2	0.3	(1.7)	(3.5)

Net Income	$221.2	$211.8	$174.5	$143.4	$149.9

Basic Earnings Per Share of Common Stock	$3.31	$3.01	$2.37	$1.93	$1.89

Diluted Earnings Per Share of Common Stock	$3.19	$2.90	$2.30	$1.87	$1.84

Other Data:
Weighted Average Number of Shares Outstanding — Basic	66.8	70.4	73.5	74.5	79.4
Weighted Average Number of Shares Outstanding — Diluted	69.4	73.1	75.8	76.9	81.5
Balance Sheet:
Total Assets	$1,613.4	$1,635.5	$1,624.7	$1,527.7	$1,462.6
Long Term Debt	$0.1	$300.0	$299.9	$299.9	$299.6
Equity (Deficit)	$77.6	$54.2	$48.4	$(18.8)	$(19.0)

(1)	2005 included a charge of $30.7 million for restructuring related to the 2005 and 2004 Financial Flexibility Programs and a charge of $0.4 million for the final resolution of all disputes on the sale of our French business. 2004 included a charge of $32.0 million for restructuring related to the 2004 Financial Flexibility Program. 2003 included charges of $17.4 million for restructuring related to the 2003 Financial Flexibility Program and $13.8 million for the loss on the sale of our High Wycombe, England facility. 2002 included a charge of $30.9 million for restructuring related to the 2002 Financial Flexibility Program. 2001 included charges of $28.8 million for restructuring related to the 2001 Financial Flexibility Program, $6.2 million resulting from all impairment of capitalized software and the write-off of certain assets made obsolete or redundant during 2001, $1.0 million of asset write-offs for the events of September 11, 2001 and $6.5 million resulting from an impairment of our Murray Hill facility, which we sold during 2002. Partially offsetting these charges in 2001, was a $7.0 million reversal of excess accrued reorganization costs incurred in connection with the separation of D&B and Moody’s in 2000 (the “2000 Distribution”).

(2)	2005 included a $3.5 million gain on the sale of a 5% investment in a South African company, a $0.8 million gain as a result of lower costs related to the 2004 sale of operations in Iberia (Spain and Portugal) and a charge of $3.7 million for the final resolution of all disputes on the sale of our French business. 2004 included gains on the sales of operations in the Nordic region (Sweden, Denmark, Norway and Finland) of $7.9 million; India and Distribution Channels in Pakistan and the Middle East of $3.8 million; Central Europe (Germany, Switzerland, Poland, Hungary and Czech Republic) of $5.6 million; France of $12.9 million; and Iberia (Spain and Portugal) of $0.1 million. 2003 included gains of $7.0 million on the settlement of an insurance claim to recover losses related to the events of September 11, 2001 and $1.8 million on the sale of equity interests in our Singapore business. Partially offsetting these gains was a $4.3 million loss on the sale of our Israel business. 2002 included a gain of $2.6 million on the sale of a portion of our equity interest in our Singapore operation and $2.4 million on the sale of our Korean operations, partially offset by a charge of $2.9 million for the write-off of our remaining investment in Avantrust LLC. 2001 included gains of $36.4 million for the sale of our Receivable Management Services business, $17.7 million for the sale of a majority stake in our Australia/ New Zealand operations and $2.2 million for the sale of a major portion of our minority investment in a South African company. These gains were partially offset by a charge of $6.1 million for the write-off of certain investments.

DESCRIPTION OF SENIOR NOTES
      We will issue the senior notes under an indenture between us and The Bank of New York, as trustee. Because this is a summary, it does not contain all the information that may be important to you. The following description of specific terms of the senior notes is qualified in its entirety by reference to the provisions of the indenture, including the definitions of certain terms contained therein and those terms made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Capitalized and other terms not otherwise defined in this prospectus supplement shall have the meanings given to them in the indenture. As used in this “Description of Senior Notes,” D&B refers to The Dun & Bradstreet Corporation and does not, unless the context otherwise indicates, include its subsidiaries. The indenture is an exhibit to the registration statement of which the prospectus attached to this prospectus supplement is part.
      The senior notes will be issued in an initial aggregate principal amount of $300 million. The senior notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The senior notes will be unsecured senior obligations of D&B and, as such, will rank pari passu in right of payment with all other existing and future senior indebtedness of D&B and senior in right of payment to all existing and future subordinated indebtedness of D&B. As of December 31, 2005, on a pro forma basis after giving effect to the offering of the senior notes and the application of the estimated gross proceeds therefrom, we would have had approximately $300 million in aggregate principal amount of indebtedness outstanding which would have ranked pari passu in right of payment with the senior notes. See “Capitalization” and “Use of Proceeds” in this prospectus supplement.
General
      The specific terms of the senior notes are set forth below:

•	Title: % Senior Notes due

•	Initial principal amount being issued: $

•	Stated maturity date: ,

•	Interest rate: % per annum

•	Date interest starts accruing: , 2006

•	Interest payment dates: and

•	First interest payment date: , 2006

•	Regular record dates for interest: and

•	Computation of interest: Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

•	Form of senior notes: The senior notes will be in the form of one or more global senior notes that we will deposit with or on behalf of The Depository Trust Company (“DTC”).

•	Sinking fund: The senior notes will not be subject to any sinking fund.

•	Ranking: The senior notes will constitute a series of our unsecured and unsubordinated senior debt securities, ranking equally with each other and any other unsecured and unsubordinated debt of ours.
Optional Redemption
      We may, at our option at any time and from time to time, redeem the senior notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the senior notes to be redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the senior notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus                           basis points plus, in each case, accrued interest to the date of redemption.
      We will mail notice of any redemption to the trustee and DTC or its nominee, not less than 30 days and not more than 60 days before the redemption date. If we redeem only some of the senior notes, it is the practice of DTC or its nominee to determine by lot the amount of senior notes to be redeemed by each of its participating institutions. Notice by DTC or its nominee to these participants and by participants to “street name” holders of indirect interests in the senior notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements. Unless we default in payment of the redemption price on the redemption date, interest will cease to accrue on the senior notes or portions of senior notes called for redemption on and after the redemption date. On or before the redemption date, we will deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the senior notes to be redeemed on that date.
      “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealers as having a maturity comparable to the remaining term of the senior notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the senior notes.
      “Reference Treasury Dealer” means (i) each of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their respective successors unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we shall substitute another Primary Treasury Dealer, and (2) any other two Primary Treasury Dealers selected by us.
      “Reference Treasury Dealer Quotations” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.
      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Reference Treasury Dealer Quotations for that redemption date.
Certain Covenants
      The indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of senior notes protection in the event of a sudden and significant decline in the credit quality of D&B or a takeover, recapitalization or highly leveraged or similar transaction involving D&B.
Limitation on Liens
      D&B will not, and will not permit any subsidiary to, create, incur, assume or permit to exist any lien on any property or asset, to secure any debt of D&B, any subsidiary or any other person, or permit any subsidiary to do so, without securing the senior notes equally and ratably with such debt for so long as such debt shall be so secured, subject to certain exceptions. Exceptions include:

•	liens existing on the date of this prospectus supplement;

•	liens on assets or property of a corporation at the time it becomes a subsidiary securing only indebtedness of such corporation, provided such indebtedness was not incurred in connection with such corporation becoming a subsidiary;

•	liens existing on assets created at the time of the acquisition, purchase, lease, improvement or development of such assets to secure all or a portion of the purchase price or lease for, or the costs of improvement or development of, such assets;

•	liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any indebtedness secured by liens referred to above or liens created in connection with any amendment, consent or waiver relating to such indebtedness, so long as such lien does not extend to any other property, the amount of debt secured is not increased (other than by the amount equal to any costs and expenses incurred in connection with any extension, renewal, refinancing or refunding) and the indebtedness so secured does not exceed the fair market value (as determined by our board of directors) of the assets subject to such liens at the time of such extension, renewal, refinancing or refunding, or such amendment, consent or waiver, as the case may be;

•	liens incurred in connection with the financing of accounts receivable of D&B or any of its subsidiaries so long as (i) such lien extends only to the assets of the entity that received the proceeds of such financing, and (ii) the lien secures indebtedness not in excess of the proceeds received, and (iii) the aggregate indebtedness secured does not, at any time, exceed $200,000,000.

•	liens on property incurred in permitted sale and leaseback transactions;

•	liens in favor of only D&B or one or more subsidiaries granted by D&B or a subsidiary to secure any obligations owed to D&B or a subsidiary of D&B;

•	mechanics’, landlords’ and similar liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than 90 days or that are being contested in good faith by appropriate proceedings;

•	liens arising out of judgment, decree or order of court being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of D&B or the books of its subsidiaries, as the case may be, in conformity with GAAP;

•	liens for taxes not yet due and payable, or being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of D&B or the books of its subsidiaries, as the case may be, in conformity with GAAP;

•	easements, rights of way and similar liens incurred in the ordinary course of business that do not secure any monetary obligations and materially impair the use or value of the property subject thereto or materially interfere with the ordinary conduct of D&B’s business or of such subsidiary; and

•	liens otherwise prohibited by this covenant, securing indebtedness which, together with the value of attributable debt incurred in sale and leaseback transactions described under “— Limitation on Sale and Leasebacks” below, do not at any time exceed the greater of 10% of shareholders’, equity or an aggregate amount of $450,000,000.
Limitation on Sale and Leasebacks
      D&B will not, and will not permit any subsidiary to, enter into any arrangement with any person pursuant to which D&B or any subsidiary leases any property that has been or is to be sold or transferred by D&B or the subsidiary to such person (a “sale and leaseback transaction”), except that a sale and leaseback transaction is permitted if D&B or such subsidiary would be entitled to secure the property to be leased (without equally and ratably securing the outstanding senior notes) in an amount equal to the present value of the lease payments with respect to the term of the lease remaining on the date as of which the amount is being determined, discounted at the rate of interest set forth or implicit in the terms of the lease, compounded semi-annually (such amount is referred to as the “attributable debt”).
      In addition, permitted sale and leaseback transactions not subject to the limitation above and the provisions described in “— Limitation on Liens” above include:

•	temporary leases for a term, including renewals at the option of the lessee, of not more than three years;

•	leases between only D&B and a subsidiary of D&B or only between subsidiaries of D&B; and

•	leases of property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the property.
Consolidation, Merger and Sale of Assets
      D&B may not consolidate or merge with or into, or sell, lease, convey, transfer or otherwise dispose of our property and assets substantially as an entirety to another entity unless:

•	(1) D&B is the continuing corporation or (2) the successor entity, if other than D&B, is a U.S. corporation, partnership, limited liability company or trust and assumes by supplemental indenture all of D&B’s obligations under the senior notes and the indenture;

•	immediately after giving effect to the transaction, no Event of Default (as defined below), and no event that, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

•	if, as a result of any consolidation, merger, sale or lease, conveyance or transfer described in this covenant, properties or assets of D&B would become subject to any lien which would not be permitted by the asset lien restriction described above without equally and ratably securing the senior notes, D&B or such successor person, as the case may be, will take the steps as are necessary to secure effectively the senior notes equally and ratably with, or prior to, all indebtedness secured by those liens as described above.
      In connection with any transaction that is covered by this covenant, we must deliver to the trustee an officers’ certificate and an opinion of counsel each stating that the transaction complies with the terms of the indenture.
      In the case of any such consolidation, merger, sale, transfer or other conveyance, but not a lease, in a transaction in which there is a successor entity, the successor entity will succeed to, and be substituted for, D&B under the indenture and D&B will be released from the obligation to pay principal and interest on the senior notes.
Events of Default
      Any one of the following is an “Event of Default”:

•	if D&B defaults in the payment of interest on the senior notes, and such default continues for 30 days;

•	if D&B defaults in the payment of the principal or any premium on the senior notes when due by declaration, when called for redemption or otherwise;

•	if D&B fails to perform or if D&B breaches any covenant or warranty in the senior notes or in the indenture and applicable to the senior notes continuing for 90 days after notice to D&B by the trustee or by holders of at least 25% in principal amount of the outstanding senior notes; and

•	if certain events of bankruptcy or insolvency occur with respect to D&B (the “bankruptcy provision”).
      If an Event of Default (other than the bankruptcy provision) with respect to the senior notes occurs and is continuing, the trustee or the holders of at least 25% in principal amount of all of the outstanding senior notes may declare the principal of all the senior notes to be due and payable. When such declaration is made, such principal will be immediately due and payable. If a bankruptcy event occurs, the principal of and accrued and unpaid interest on the senior notes shall immediately become due and payable without any declaration or other act on the part of the trustee or the holders of the senior notes. The holders of a majority in principal amount of senior notes may rescind such declaration or acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default have been cured or waived (other than nonpayment of principal or interest that has become due solely as a result of acceleration).
      Holders of senior notes may not enforce the indenture or the senior notes, except as provided in the indenture. The trustee may require indemnity satisfactory to it before it enforces the indenture or the senior notes. Subject to certain limitations, the holders of more than 50% in principal amount of the senior notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power of the trustee. The trustee may withhold from holders notice of any continuing default (except a default in the payment of principal or interest) if it determines that withholding notice is in their interests.
Amendment and Waiver
      With the consent of the holders of more than 50% of the principal amount of the outstanding senior notes, we and the trustee may amend or supplement the indenture or modify the rights of the holders. Such majority holders may also waive compliance by us with any provision of the indenture, any supplemental indenture or the senior notes except a default in the payment of principal or interest. However, without the consent of the holder of each senior note affected, an amendment or waiver may not:

•	reduce the principal amount of outstanding senior notes whose holders must consent to an amendment or waiver;

•	change the rate or the time for payment of interest;

•	change the principal or the fixed maturity;

•	waive a default in the payment of principal or interest;

•	make any senior note payable in a different currency other than that stated in the senior note or change the place of payment; or

•	make any change in the provisions of the indenture concerning (1) waiver of existing defaults; (2) rights of holders of the senior notes to receive payment; or (3) amendments and waivers with the consent of holders of the senior notes.
      We and the trustee may amend or supplement the indenture without the consent of any holder to cure any ambiguity, defect or inconsistency in the indenture, the senior notes or for certain other limited purposes, including to make any change that does not adversely affect the rights of any holder of the senior notes.

Defeasance and Covenant Defeasance
      The indenture provides that we (a) may be discharged from our obligations in respect of the senior notes (“defeasance and discharge”), or (b) may cease to comply with certain restrictive covenants (“covenant defeasance”), including those described under “— Certain Covenants — Limitation on Liens,”  — Limitation on Sale and Leasebacks and  — Consolidation, Merger and Sale of Assets”, when we have irrevocably deposited with the trustee, in trust, (i) sufficient funds to pay the principal of and interest to stated maturity (or redemption) on, the senior notes, or (ii) such amount of direct obligations of, or obligations guaranteed by, the government of the United States, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment, be sufficient to pay when due the principal of and interest to stated maturity (or redemption) on, the senior notes. Such defeasance and discharge and covenant defeasance are conditioned upon, among other things, our delivery of an opinion of counsel (which counsel may include our in house counsel) that the holders of the senior notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and will be subject to tax in the same manner as if no defeasance and discharge or covenant defeasance, as the case may be, had occurred.
Governing Law
      The indenture and the senior notes will be governed by, and construed in accordance with, the laws of the State of New York.
The Trustee
      The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in such indenture. If an Event of Default has occurred and is continuing, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs
      The indenture and the provisions of the Trust Indenture Act, incorporated by reference therein, contain limitations on the rights of the trustee thereunder should it become a creditor of D&B, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.
Book Entry; Delivery and Form
      We will initially issue the senior notes in the form of one or more fully registered global senior notes. Each global senior note will be deposited with, or on behalf of, DTC, and registered in the name of its nominee Cede & Co. You may hold your beneficial interests in any global senior note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.
      So long as DTC, or its nominee, is the registered holder and owner of such global senior notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the senior notes represented by such global senior notes for the purposes of receiving payment on the senior notes, receiving notices and for all other purposes under the indenture and the senior notes. Except as described below, owners of beneficial interests in the global senior notes will not be entitled to receive physical delivery of senior notes in definitive form and will not be considered the holders thereof for any purpose under the indenture. Accordingly, each person owning a beneficial interest in the global senior notes must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of the holder under the indenture.

      Owners of book-entry interests in the global senior notes will receive individual certificated senior notes in fully registered form, or definitive registered senior notes, only in the following circumstances:

•	if DTC notifies us or the book-entry depositary in writing that it (or its nominee) is unwilling or unable to continue to act as a depositary registered under the Exchange Act and a successor depository registered as a clearing agency under the Exchange Act is not appointed by us within 90 days; or

•	at any time if we determine that the global senior notes should be exchanged for definitive registered senior notes (in whole but not in part).
      Any definitive registered senior notes will be issued in fully registered form in denominations of $1,000 principal amount and integral multiples of $1,000 in excess thereof. To the extent permitted by law, we, the trustee and any paying agent shall be entitled to treat the person in whose name any definitive registered note is registered as the absolute owner thereof.
Payments on the Senior Notes
      Payments of any amounts owing in respect of the global senior notes will be made through one or more paying agents appointed under the indenture to DTC or its nominee as the holder of the global senior notes. Initially, the paying agent for the senior notes will be The Bank of New York, as trustee. We may change the paying agent or registrar without prior notice to the holders of the senior notes, and we may act as paying agent or registrar.
      Payments of principal or any premium owing in respect of definitive registered senior notes will be made at the maturity of each senior note in immediately available funds upon presentation of the senior note at the corporate trust office of the trustee in the Borough of Manhattan, The City of New York, or at any other place as we may designate. Payment of interest due on the definitive registered senior notes at maturity will be made to the person to whom payment of the principal of the senior note will be made. Payment of interest due on definitive registered senior notes other than at maturity will be made at the corporate trust office of the trustee or, at our option, may be made by check mailed to the address of the person entitled to receive payment as the address appears in the security register, except that a holder of $1,000,000 or more in aggregate principal amount of senior notes in certificated form may, at our option, be entitled to receive interest payments on any interest payment date other than at maturity by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the trustee at least 15 days prior to the interest payment date. Any wire instructions received by the trustee will remain in effect until revoked by the holder.
      None of D&B, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of book-entry interests or for maintaining, supervising or reviewing any records relating to such book-entry interests or beneficial ownership interests.
Further Issues
      Except during a continuing default or Event of Default under the indenture, we may from time to time, without notice to or the consent of the registered holders of the senior notes, create and issue further senior notes ranking equally and ratably with the senior notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further senior notes or except for the first payment of interest following the issue date of such further senior notes), so that such further senior notes shall be consolidated and form a single series with the senior notes and shall have the same terms as to status, redemption or otherwise as the senior notes.

Information Concerning DTC
      DTC has advised us as follows:
      DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking law, a member of the Federal Reserve System, and a “clearing agency” registered pursuant to the provision of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).
      Upon the issuance of the global senior notes, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interest represented by such global senior notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in the global senior notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in the global senior notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants).
      We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in such permanent global senior note desires to give or take any action (including a suit for repayment of principal or interest) that a holder is entitled to give or take under the senior notes, DTC would authorize the participants holding the relevant beneficial interest to give or take such action or would otherwise act upon the instruction of beneficial owners owning through them.
      Payments of the principal of and interest on the global senior notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global senior notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such global senior notes, as shown on the records of DTC or its nominee. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.
      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.
      Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

UNDERWRITING
      Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives of the several underwriters named below.
      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of senior notes set forth opposite the underwriter’s name.

Principal Amount
Underwriter	of Senior Notes

Citigroup Global Markets Inc.	$
J.P. Morgan Securities Inc.
SunTrust Capital Markets, Inc.

Total	$300,000,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the senior notes included in this offering are subject to conditions. The underwriters are obligated to purchase all the senior notes if they purchase any of the senior notes.
      The underwriters propose to offer some of the senior notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the senior notes to dealers at the public offering price less a concession not to exceed      % of the principal amount of the senior notes. The underwriters may allow, and dealers may reallow, a concession not to exceed      % of the principal amount of the senior notes on sales to other dealers. After the initial offering of the senior notes to the public, the representatives may change the public offering price and concessions.
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the senior notes).

Paid by The
Dun &
Bradstreet
Corporation

Per senior note		%
      In connection with the offering, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell senior notes in the open market. These transactions may include over-allotments, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of senior notes in excess of the principal amount of senior notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the senior notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of senior notes made for the purpose of preventing or retarding a decline in the market price of the senior notes while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchase senior notes originally sold by that syndicate member.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the senior notes. They may also cause the price of the senior notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses for this offering will be $500,000. In connection with the offering, the underwriters have agreed to reimburse us for certain expenses.
      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

LEGAL MATTERS
      Certain legal matters in connection with the senior notes offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York, and the validity of the senior notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.
EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Schedule A
SCHEDULE A — INFORMATION REQUIRED BY PART III OF FORM 10-K
Certain Relationships and Related Transactions
      There are no reportable transactions pursuant to this requirement.
Compensation Committee Interlocks and Insider Participation
      None of the members of the Company’s Compensation & Benefits Committee is, or has been, an employee or officer of the Company. During fiscal year 2005, no member of the Compensation & Benefits Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During fiscal year 2005, none of the Company’s executive officers served on the compensation committee (or equivalent) or board of directors of another entity whose executive officer(s) served on the Company’s Compensation & Benefits Committee or Board.
Compensation of Directors
      Only non-employee directors receive compensation for serving on the Board.

2005 Compensation Program for Non-Employee Directors
      The Company’s non-employee directors’ compensation program consisted of cash and equity-based awards. The cash portion of the annual retainer was $50,000 and an additional annual cash retainer paid to Committee chairpersons was $15,000. In addition, the equity portion of the non-employee directors’ compensation program, representing 30% to 35% of total targeted compensation, included stock options with a grant value (based on a Black-Scholes methodology) of approximately $60,000, which made up 50% of the total value of equity (or $60,000 out of $120,000) and restricted stock units (payable in shares of Common Stock upon vesting) comprised the remaining 50%. No separate fees were paid for attendance at Board or Committee meetings. Directors had the ability to elect to convert the Committee chairperson retainer and the cash portion of their annual retainer into additional restricted stock units at a 10% conversion premium or to defer such cash amounts in the non-employee directors’ deferred compensation plan. In addition, each new non-employee director received a one-time stock option grant with a grant value of $35,000 upon his or her appointment to the Board.

Looking Ahead: 2006 Compensation Program for Non-Employee Directors
      During 2005, a review of the Company’s non-employee directors’ compensation program was conducted by an independent third-party consulting organization retained by the Compensation & Benefits Committee. The review was conducted to ensure that the non-employee directors’ compensation program was competitive with current market practice and trends, was consistent with the principles of good governance, and was aligned with the interests of shareholders. As a result of the review, and based on the Compensation & Benefits Committee’s recommendation, the Board of Directors determined that no changes would be made to the ongoing level of annual compensation for non-employee directors as established for 2005. The Board of Directors also approved a recommendation to replace the ability of non-employee directors to convert their annual cash compensation into restricted stock units at a 10% conversion premium with an opportunity to convert all such cash amounts into the non-employee directors’ deferred compensation plan, with a 10% premium on any cash directed into the Dun & Bradstreet Common Stock Fund under the plan for a period of three years.

Other Program Features
      Non-employee directors are also provided other benefits by the Company during their tenure as a director as follows: reimbursement for reasonable Company-related travel, director continuing education and other expenses; travel accident insurance when traveling on Company business; and participation in the Company’s charitable matching gift program (up to $4,000 per calendar year).

Director Stock Ownership Guidelines
      Non-employee directors are required to hold no less than 50% of all shares or restricted stock units obtained through the non-employee director compensation program throughout their tenure as a director of the Company. The establishment of these guidelines is another component of the Company’s efforts to align the interests of directors and shareholders.
Code of Conduct
      We have adopted a Code of Conduct that applies to all of our directors, officers and employees (including our chief executive officer, chief financial officer and principal accounting officer) and have posted the Code of Conduct on our Web site (www.dnb.com). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of our Code of Conduct applicable to our chief executive officer, chief financial officer and principal accounting officer by posting this information on our Web site.
      Our Code of Conduct is also available in print, without charge, to any shareholder upon request to the Corporate Secretary of the Company, whose address is 103 JFK Parkway, Short Hills, New Jersey 07078-2708.
Audit Committee
The following are members of the Audit Committee:
Victor A. Pelson, Chairman
Christopher J. Coughlin
James N. Fernandez
Ronald L. Kuehn, Jr.
Naomi O. Seligman
      The Board of Directors has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are “financially literate” as defined by the New York Stock Exchange (“NYSE”) listing standards.
      Our Board of Directors has also determined that Christopher J. Coughlin and James N. Fernandez each qualify as an “audit committee financial expert” as that term has been defined by rules of the SEC and have “accounting or related financial management expertise” within the meaning of NYSE listing standards.

Fees Paid to Independent Registered Public Accounting Firm
      The aggregate fees billed to the Company by PricewaterhouseCoopers LLP for the last two fiscal years are as follows:

	Fiscal Year Ended
	December 31,

	2005	2004

	(In thousands)
Audit Fees(1)	$5,200	$3,141
Audit Related Fees(2)	153	192
Tax Fees(3)	334	585
All Other Fees	—	—

Total Fees	$5,687	$3,918

(1)	Consists primarily of professional fees for services provided in connection with the audit of the Company’s financial statements, review of the Company’s quarterly financial statements, the audit of the effectiveness of internal control over financial reporting with the objective of obtaining reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects, the attestation of management’s report on the effectiveness of internal control over financial reporting, and services that are normally provided by the auditor in connection with statutory and regulatory filings. In addition, the 2005 amount includes $400,000 of increased fees related to the completion of the 2004 audit.

(2)	Consists primarily of fees for audit of the Company’s employee benefit plans and services in connection with the review of certain compensation-related disclosures in the Company’s proxy statement. Fiscal year 2004 also includes consultation on financial accounting and reporting standards, and due diligence relating to acquisitions and dispositions.

(3)	Consists primarily of foreign tax planning and tax structuring and assistance in the preparation and review of the Company’s foreign income tax returns. Fiscal year 2004 also includes $125,000 the Company agreed to pay PricewaterhouseCoopers LLP in consideration for work performed under a June 9, 1999 engagement letter for which PricewaterhouseCoopers LLP was to receive 33 1/3% of any potential refund derived by the Company from federal communication excise tax refund claims filed by the Company. The Company and PricewaterhouseCoopers LLP have severed this agreement. The Company has no other contingency fee arrangements with PricewaterhouseCoopers LLP.

Our Board of Directors
James N. Fernandez
Executive Vice President and Chief Financial Officer
Tiffany & Co.
      James N. Fernandez, age 50, has served as a director of D&B since December 2004, and is a member of the Audit Committee. Mr. Fernandez has served with Tiffany & Co., a specialty retailer, designer, manufacturer and distributor of fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories, since October 1983. He has held numerous positions with Tiffany & Co., the most recent of which is executive vice president and chief financial officer since January 1998, with responsibility for accounting, treasury, investor relations, information technology, financial planning, business development and diamond operations, and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez does not serve on the board of any public companies other than D&B.
Sandra E. Peterson
Executive Vice President & President, Diabetes Care
Bayer HealthCare LLC
      Sandra E. Peterson, age 47, has served as a director of D&B since September 2002, and is a member of the Board Affairs and Compensation & Benefits Committees. Ms. Peterson has served as executive vice president and president, Diabetes Care of Bayer HealthCare LLC, a researcher, developer, manufacturer and marketer of products for diabetes disease prevention, diagnosis and treatment, since May 2005. Ms. Peterson previously served as group president of government for Medco Health Solutions, Inc. (formerly Merck-Medco) from September 2003 until February 2004, senior vice president of Medco’s health businesses from April 2001 through August 2003 and senior vice president of marketing for Merck-Medco Managed Care LLC from January 1999 to March 2001. Ms. Peterson does not serve on the board of any public companies other than D&B.
Michael R. Quinlan
Chairman Emeritus
McDonald’s Corporation
      Michael R. Quinlan, age 61, has served as a director of D&B since 1989, and is chairman of the Board Affairs Committee and a member of the Compensation & Benefits Committee. Mr. Quinlan is also the presiding director for the regularly scheduled executive sessions of non-management directors. Mr. Quinlan served as a director of McDonald’s Corporation, a global food service retailer, from 1979 until his retirement in 2002. He was the chairman of the board of directors of McDonald’s from March 1990 to May 1999 and chief executive officer from March 1987 through July 1998. Mr. Quinlan is also a director of the following public company: Warren Resources, Inc.
John W. Alden
Retired Vice Chairman
United Parcel Service, Inc.
      John W. Alden, age 64, has served as a director of D&B since December 2002, and is a member of the Board Affairs and Compensation & Benefits Committees. Mr. Alden served with United Parcel Service, Inc. (UPS), the largest express package carrier in the world, for 35 years, serving on UPS’s board of directors from 1988 to 2000. His most recent role was as vice chairman of the board of UPS from 1996 until his retirement in 2000. Mr. Alden is also a director of the following public companies: Arkansas Best Corporation, Barnes Group, Inc. and Silgan Holdings, Inc.

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
Tyco International Ltd.
      Christopher J. Coughlin, age 53, has served as a director of D&B since December 2004, and is a member of the Audit Committee. Mr. Coughlin has served as executive vice president and chief financial officer of Tyco International Ltd., a global, diversified company that provides vital products and services in five business segments (Fire & Security, Electronics, Healthcare, Engineered Products & Services and Plastics & Adhesives) since March 2005. Previously, he served as executive vice president and chief operating officer of The Interpublic Group of Companies, Inc. from June 2003 to December 2004. He also previously served as Interpublic’s chief financial officer from August 2003 to June 2004, and as a director from July 2003 to July 2004. Prior to that, Mr. Coughlin served as executive vice president and chief financial officer of Pharmacia Corporation from 1998 to 2003. Mr. Coughlin does not serve on the board of any public companies other than D&B.
Victor A. Pelson
Senior Advisor
UBS Securities LLC
      Victor A. Pelson, age 68, has served as a director of D&B since April 1999, and is chairman of the Audit Committee and a member of the Compensation & Benefits Committee. Mr. Pelson has served as senior advisor for UBS Securities LLC, an investment banking firm, and its predecessors since 1996. He was a director and senior advisor of Dillon Read at its merger in 1997 with SBC Warburg. Mr. Pelson was associated with AT&T from 1959 to 1996. At the time of his retirement from AT&T, Mr. Pelson was chairman of global operations and a member of the board of directors. Mr. Pelson is also a director of the following public companies: Eaton Corporation and United Parcel Service, Inc.
Steven W. Alesio
Chairman and Chief Executive Officer
The Dun & Bradstreet Corporation
      Mr. Alesio, age 51, has served as chairman of the board of D&B since May 30, 2005, as chief executive officer of D&B since January 2005, and was named to D&B’s board of directors in May 2002. He also served as chief operating officer from May 2002 to December 2004, and as president from May 2002 to December 2005. Mr. Alesio previously served as D&B’s senior vice president of global marketing, strategy implementation, e-business solutions and Asia-Pacific/ Latin America from July 2001 to April 2002, with additional leadership responsibility for data and operations from February 2001 to April 2002, and as senior vice president of marketing, technology, communications and strategy implementation from January 2001 to June 2001. Before joining D&B, Mr. Alesio was with the American Express Company for 19 years, most recently serving as president and general manager of the business services group and as a member of that company’s Planning and Policy Committee, a position he held from January 1996 to December 2000. Mr. Alesio does not serve on the board of any public companies other than D&B.
Ronald L. Kuehn, Jr.
Chairman of the Board
El Paso Corporation
      Ronald L. Kuehn, Jr., age 70, has served as a director of D&B since 1996, and is chairman of the Compensation & Benefits Committee and a member of the Audit Committee. Mr. Kuehn was appointed as chairman of the board of El Paso Corporation, a diversified energy company, in March 2003, and also served as El Paso’s chief executive officer from March 2003 to September 2003. He previously served as chairman of the board of directors of El Paso from the time of its merger with Sonat Inc. in October 1999 until December 31, 2000. Prior to that, Mr. Kuehn was chairman, president and chief executive officer of

Sonat Inc. from 1986 through October 1999. In addition to serving on the board of El Paso, Mr. Kuehn is also a director of the following public companies: AmSouth Bancorporation and Praxair, Inc.
Naomi O. Seligman
Senior Partner
Ostriker von Simson, Inc.
      Naomi O. Seligman, age 67, has served as a director of D&B since June 1999, and is a member of the Audit and Board Affairs Committees. Since June 1999, Ms. Seligman has been a senior partner at Ostriker von Simson, Inc. and co-partner of the CIO Strategy Exchange, a private forum for discussion and research which facilitates a dialogue between the chief information officers of large multinational corporations, premier venture capitalists, and computer industry establishment chief executive officers. Previously, Ms. Seligman was a senior partner of the Research Board, Inc., which she co-founded in 1977 and led until June 1999. Ms. Seligman is also a director of the following public companies: Akamai Technologies, Inc., Oracle Corporation and Sun Microsystems, Inc.
Michael J. Winkler
Retired Executive Vice President, Customer Solutions Group and Chief Marketing Officer
Hewlett-Packard Company
      Michael J. Winkler, age 60, has served as a director of D&B since March 2005, and is a member of the Board Affairs Committee. Mr. Winkler served at Hewlett-Packard Company, a technology solutions provider to consumers, businesses and institutions globally, from May 2002 to July 2005, most recently as executive vice president and chief marketing officer of Hewlett-Packard. Prior to that, Mr. Winkler was executive vice president for HP Worldwide Operations from May 2002 to November 2003, and served as executive vice president, Global Business Units for Compaq Computer Corporation from June 2000 to May 2002. He also served as senior vice president and general manager of Compaq’s Commercial Personal Computing Group from February 1998 to June 2000. Mr. Winkler is also a director of the following public company: Banta Corporation.

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND OTHERS
      The following table shows the number of shares of the Company’s Common Stock beneficially owned by each of the directors, each of the executive officers named in the Summary Compensation Table located under the caption “Compensation of Executive Officers” (the “named executive officers”), and all present directors and executive officers of D&B as a group, on February 28, 2006. The table also shows the names, addresses and share ownership of the only persons known to D&B to be the beneficial owners (the “Owners”) of more than 5% of the Company’s outstanding Common Stock. This information is based upon information furnished by each such person (or, in the case of the Owners, based upon public filings by such Owners with the SEC). Unless otherwise stated, the indicated persons have sole voting and investment power over the shares listed. Percentages are based upon the number of shares of D&B Common Stock outstanding on February 28, 2006, plus, where applicable, the number of shares that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning “Stock Units,” the value of which is measured by the price of the Company’s Common Stock. Stock Units do not confer voting rights and are not considered “beneficially owned” shares under SEC rules.

	Aggregate
	Number of
	Shares		D&B	Percent of
	Beneficially		Stock	Shares
Name	Owned(1)(2)		Units	Outstanding

John W. Alden	16,423		5,364	*
Christopher J. Coughlin	4,319		1,951	*
James N. Fernandez	6,349	(3)	1,951	*
Ronald L. Kuehn, Jr.	35,740		15,701	*
Victor A. Pelson	31,182	(4)	10,949	*
Sandra E. Peterson	16,545		5,364	*
Michael R. Quinlan	35,731		14,563	*
Naomi O. Seligman	28,387		4,942	*
Michael J. Winkler	1,540		1,473	*
Steven W. Alesio	626,716		0	*
James P. Burke	19,149		0	*
David J. Lewinter	80,211		0	*
Allan Z. Loren(5)	161,230		0	*
Sara Mathew	211,700		0	*
Michael Pepe	40,238		0	*
All directors and executive officers as a group (17 persons)	1,223,055		62,258	1.92%
Barclays Global Investors, N.A. and certain related entities	4,512,300	(6)		6.74%
45 Fremont Street San Francisco, CA 94105
Davis Selected Advisers L.P.	9,772,751	(7)		14.61%
2949 East Elvira Road, Suite 101 Tucson, Arizona 85706
Harris Associates L.P. and its general partner, Harris Associates Inc.	5,225,394	(8)		7.81%
Two North LaSalle Street, Suite 500 Chicago, Illinois 60602-3790
Harris Associates Investment Trust, 36-4032559 series designated The Oakmark Select Fund	3,934,900	(9)		5.88%
Two North LaSalle Street, Suite 500 Chicago, Illinois 60602-3790

*	Represents less than 1% of the Company’s outstanding Common Stock.

(1)	Includes shares of restricted Common Stock as follows: Mr. Alesio, 52,818; Mr. Burke, 5,502; Mr. Lewinter, 8,451; Ms. Mathew, 27,966; Mr. Pepe, 16,791; and all directors and executive officers as a group, 123,761.

(2)	Includes the maximum number of shares of Common Stock that may be acquired within 60 days of February 28, 2006, upon the exercise of vested stock options as follows: Mr. Alden, 16,254; Mr. Coughlin, 4,319; Mr. Fernandez, 4,319; Mr. Kuehn, 35,013; Mr. Pelson, 27,833; Ms. Peterson, 16,205; Mr. Quinlan, 35,013; Ms. Seligman, 27,833; Mr. Winkler, 1,540; Mr. Alesio, 501,441; Mr. Burke, 12,633; Mr. Lewinter, 66,428; Mr. Loren, 161,230; Ms. Mathew, 173,399; Mr. Pepe, 22,175; and all directors and executive officers as a group, 998,143.

(3)	Includes 2,000 shares as to which Mr. Fernandez has shared voting and shared dispositive power.

(4)	Includes 3,349 shares as to which Mr. Pelson has shared voting and shared dispositive power.

(5)	Mr. Loren retired from all positions with the Company effective May 30, 2005.

(6)	Barclays Global Investors, N.A. and certain related entities filed a Schedule 13G with the SEC on January 26, 2006. This Schedule 13G shows that Barclays Global Investors, N.A. had sole voting power over 2,574,262 shares and sole dispositive power over 3,167,820 shares; Barclays Global Fund Advisors had sole voting power over 671,248 shares and sole dispositive power over 675,505 shares; Barclays Global Investors, Ltd. had sole voting power over 577,406 shares and sole dispositive power over 609,741 shares; Barclays Global Investors Japan Trust and Banking Company Limited had sole voting power and dispositive power over 59,234 shares.

(7)	Davis Selected Advisers L.P. (“Davis”) filed an amended Schedule 13G with the SEC on February 14, 2006. This Schedule 13G shows that Davis, a registered investment adviser, had sole voting and dispositive power over 9,772,751 shares.

(8)	Harris Associates L.P. (“Harris”) and its general partner, Harris Associates Inc. (“Harris Associates”), jointly filed a Schedule 13G with the SEC on February 14, 2006. This Schedule 13G shows that Harris, a registered investment adviser, and Harris Associates, a Delaware corporation, had shared voting power over 5,225,394 shares, sole dispositive power over 1,290,494 shares and shared dispositive power over 3,934,900 shares. Harris serves as investment adviser to the Harris Associates Investment Trust (the “Trust”). The Trust owns 3,934,900 shares (see footnote (9) below), which are included as shares over which Harris has shared voting and dispositive power.

(9)	Harris Associates Investment Trust, 36-4032559 series designated The Oakmark Select Fund (the “Fund”), filed a Schedule 13G with the SEC on February 14, 2006. This Schedule 13G shows that the Fund, an investment company, had shared voting and dispositive power over 3,934,900 shares.

FINANCIAL PERFORMANCE COMPARISON GRAPH*
SINCE OCTOBER 3, 2000
      In accordance with SEC rules, the graph below compares the Company’s cumulative total shareholder return against the cumulative total return of the Standard & Poor’s MidCap 400 Index and a published industry index starting on October 3, 2000, the date on which the Company’s Common Stock commenced regular-way trading on the NYSE after September 30, 2000. On that date, the company then known as The Dun & Bradstreet Corporation (“Old D&B”) separated into two publicly traded companies: the “new” Dun & Bradstreet Corporation (i.e., the Company to which this prospectus supplement relates) and Moody’s Corporation. The separation of the two companies was accomplished through a tax-free distribution by Old D&B of the shares of Common Stock of the Company (the “Spin-Off”). Old D&B then changed its name to “Moody’s Corporation.”
      As an industry index, the Company chose the S&P MidCap Diversified Commercial & Professional Services Index (previously named the S&P 400 MidCap Diversified Commercial Services — Specialized Index), a subset of the S&P 400 MidCap Index that includes companies that provide business-to-business services.
COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG D&B, S&P MIDCAP DIVERSIFIED COMMERCIAL &
PROFESSIONAL SERVICES AND S&P MIDCAP 400

*	Assumes $100 invested on October 3, 2000, and reinvestment of dividends.

EXECUTIVE OFFICERS
Executive Officers
      The following table lists all of our executive officers. Our officers are elected by our Board of Directors and each will hold office until his or her successor is selected, or until his or her earlier resignation or removal.

Name	Title	Age

Steven W. Alesio(1)	Chairman and Chief Executive Officer	51
James. P. Burke	Senior Vice President — Global Solutions and Chief Marketing Officer	40
Patricia A. Clifford	Senior Vice President — Human Resources	41
Anastasios Konidaris	Senior Vice President — Finance Operations and Principal Accounting Officer	39
David J. Lewinter	Senior Vice President — General Counsel and Corporate Secretary	44
Sara Mathew	Chief Financial Officer, President — D&B International and Leader, Strategy	50
Michael Pepe	President — D&B U.S.	51
Byron Vielehr	Senior Vice President — Technology and Chief Information Officer	42

(1)	Mr. Alesio’s biographical information is provided above under “Our Board of Directors”.
      Mr. Burke, senior vice president, was appointed chief marketing officer and leader, global solutions of D&B effective January 1, 2006. He previously served as leader, U.S. risk management solutions of D&B from July 2004 to December 2005, in addition to serving as vice president, RMS products and marketing from April 2004 to October 2004. Mr. Burke also served as vice president, RMS traditional products from March 2003 to March 2004, and as vice president, small business solutions from December 2001 to February 2003. Prior to joining D&B, Mr. Burke was the chief development officer with Prudential’s e-business group from March 2000 to July 2001 and head of internet marketing at First USA Bank from September 1997 to February 2000.
      Ms. Clifford, senior vice president, has served as leader, human resources of D&B since 2002, and assumed additional leadership responsibility for team member communications in October 2004. She previously served as executive assistant to the chairman and chief executive officer and winning culture champion from April 2000 to May 2002, and as assistant corporate secretary from October 1996 to March 2001.
      Mr. Konidaris, senior vice president, has served as leader, finance operations of D&B since March 2005, and as principal accounting officer since May 2005. Before joining D&B, he served at Schering Plough as group vice president of the global diversified products group division from May 2004 to February 2005 and group vice president of finance, global pharmaceutical group from August 2003 to May 2004. Prior to that time, Mr. Konidaris was vice president of finance, North America of Pharmacia Corporation from June 2000 to July 2003.
      Mr. Lewinter, senior vice president, has served as D&B’s general counsel and corporate secretary since May 2002. He previously served as vice president and leader — European legal affairs from September 2001 to April 2002. Prior to that, Mr. Lewinter served as a vice president of D&B’s domestic legal department from April 2000 to August 2001 and as corporate secretary from November 1999 to August 2001.
      Ms. Mathew has served as D&B’s chief financial officer since August 2001, with additional leadership responsibility for strategy since January 2005, and was additionally appointed as president, D&B

International effective January 1, 2006. Before joining D&B, she served in various positions at Procter & Gamble, including vice president of finance for the ASEAN region from August 2000 to July 2001, comptroller and chief financial officer of the global baby care business unit from July 1998 to July 2000, and various other positions prior to that.
      Mr. Pepe was appointed as president, D&B U.S. effective January 1, 2006. He previously served as leader, U.S. customers of D&B from January 2005 to December 2005, and as senior vice president, U.S. sales, from March 2004 to December 2004. Before joining D&B, he held numerous leadership positions with Time Warner Inc., the most recent of which was the president and chief executive officer of Time Inc. International from March 2000 to April 2003. Prior to this position, he was president and chief operating officer of Time Warner Digital Media from December 1999 to February 2000 and president of Business Information Group, Time Inc. from September 1993 to December 1999.
      Mr. Vielehr, senior vice president, has served as D&B’s chief information officer and leader, technology since July 2005. Before joining D&B, he served as president and chief operating officer of Northstar Systems International, Inc. from October 2004 to May 2005. Prior to this, Mr. Vielehr held several leadership positions with Merrill Lynch, serving as the chief technology officer and managing director for the Global Private Client group from November 2001 to March 2004 and the chief technology officer, global head of eBusiness and managing director for Merrill Lynch Investment Managers from February 2000 to November 2001. Prior to Merrill Lynch, Mr. Vielehr was the head of eBusiness and vice president at Strong Mutual Funds from May 1997 to February 2000.
COMPENSATION OF EXECUTIVE OFFICERS
Report of the Compensation & Benefits Committee

Overview of Executive Compensation Philosophy and Program
      The Compensation & Benefits Committee has responsibility for establishing the compensation of the Company’s executive officers, including Steven W. Alesio, its chairman and chief executive officer (“Chairman & CEO”). The Committee operates pursuant to a written charter(1) and consists solely of independent directors of the Company, in accordance with NYSE listing standards and other applicable regulations. In keeping with its charter, the Committee met seven times during 2005 to establish, review and administer the Company’s executive compensation policies and programs to ensure that they continue to support the Company’s Blueprint for Growth strategy(2) and achievement of the Company’s strategic priorities.
      The Committee has retained an independent third-party consulting organization to assist the Committee in fulfilling its responsibilities. The independent consultant is engaged by and reports directly to the Committee. The independent consultant generally attends all meetings of the Committee.
      The Company’s 2005 executive compensation program was designed to:

•	Attract, motivate and retain top leadership by providing a total compensation opportunity that is competitive with the Company’s market for executive talent;

•	Ensure both a strong relationship between pay and Company performance and alignment of executive and shareholder interests; and

(1)	A copy of the Compensation & Benefits Committee Charter is available on the Company’s Web site (www.dnb.com) or by contacting the Corporate Secretary of the Company, 103 JFK Parkway, Short Hills, New Jersey 07078-2708.

(2)	For a discussion of the Company’s Blueprint for Growth strategy, refer to “Item 1. Business — Our Aspiration and Our Strategy” in the Company’s Form 10-K for the year ended December 31, 2005.

•	Reinforce behaviors that are consistent with the Company’s strategy to build a “Winning Culture”(3)in order to drive superior execution of its business plan.
      To meet these objectives, the 2005 compensation program for executive officers consisted of the following three components:

•	Base salary;

•	Annual cash bonus plan; and

•	Long-term incentives.
      Base Salary. In setting the base salaries of executive officers, a variety of factors was considered, including: individual performance, competencies, skills and prior experience; scope of responsibility and accountability within the organization; and pay levels in the compensation comparison group.
      The compensation comparison group is a peer group of twenty-four companies in financial services and business information and technology services. Companies were selected for the compensation comparison group on the basis that they are broadly within the revenue size range of the Company; have executive positions comparable to those of the Company requiring a similar set of management skills and experience; and/or are representative of organizations that compete with the Company for business or executive talent. As such, the compensation comparison group is different than the group of peer companies used to prepare the Financial Performance Comparison Graph located above, which is selected on a relevant investment index or business-to-business services basis. In addition to base salary, the following components of pay were also analyzed by the independent consultant: target bonus, target total cash, long-term incentives, and target total compensation. Analyses covered both unadjusted and regression size-adjusted data (for revenue size and market cap) as well as a review of the relationship between executive officer pay and company performance, including measures of growth, efficiency and shareholder value creation.
      Annual Cash Bonus Plan. Through the annual cash bonus plan, approximately 50% of 2005 total cash compensation was “at risk” since payment was based on performance against predetermined annual measures. The performance measures for 2005 were set by the first quarter of 2005 by the Committee after review and approval by the Board of Directors of the Company’s 2005 business plan.
      The Company’s executive officers were designated by the Committee as participants in the D&B Covered Employee Cash Incentive Plan (“CIP”) which was initially approved by shareholders in 2001. Under the CIP, the Committee established on February 24, 2005, a maximum annual cash bonus opportunity of eight-tenths of one percent of D&B’s 2005 earnings before taxes(4) for the Chairman & CEO and five-tenths of one percent of D&B’s 2005 earnings before taxes for each of the other designated executive officers of the Company. Actual annual cash bonus payouts to the Chairman & CEO and other designated executive officers of the Company were less than these maximums. In 2005, D&B’s earnings before taxes were $354.1 million. Therefore, the maximum annual cash bonus opportunity for the Chairman & CEO was $2,832,800 and for other executive officers of the Company the maximum was $1,770,500 per participant.
      In determining whether to award the maximum annual cash bonus generated by the pre-tax earnings formula, the Committee also considered performance against four measures or goals weighted as follows: 40% to Company-wide core revenue growth; 30% to growth in earnings per share before non-core gains and charges (“EPS”) and operating income before non-core gains and charges (“operating income”); 20% to the Company’s Customer Goal (a three-part goal which measures team member progress regarding customer focus and quality, improvements in customer commitment, and the development and launch of

(3)	For more information about “Winning Culture,” refer to “Item 1. Business — Our Aspiration and Our Strategy — Build a Winning Culture” in the Company’s Form 10-K for the year ended December 31, 2005.

(4)	Refer to Income before Provision for Income Taxes in “Item 8. Consolidated Statements of Operations” in the Company’s Form 10-K for the year ended December 31, 2005.

an enhanced customer survey); and 10% to employee satisfaction (an index measured by the Company’s Winning Culture Survey, which gauges employee perspectives in a number of important dimensions such as leadership, strategy and work environment).
      A target level of performance was established for each performance goal, which results in a full bonus payout being earned if the target for the measure was achieved. Achievement below the target results in a smaller or no bonus payout for that measure and achievement above the target yields a larger bonus payout. The potential range of bonus payout for each performance goal was 0% to 200%; however, the aggregate bonus payout for all performance goals may not exceed the maximum annual cash bonus opportunity generated by the pre-tax earnings formula. For bonus determination purposes, the Committee may also approve adjustments to performance goals to exclude the impact of non-core gains and charges or extraordinary items.
      Under the Company’s annual cash bonus plan, payouts to individual executive officers (other than the Chairman & CEO) and other bonus plan participants were subject to a discretionary adjustment of +/- 20%. The Committee approves all discretionary adjustments upon recommendation from and after discussion with the Chairman & CEO. Such adjustments are limited and are based on exceptional cases where an individual’s performance positively or negatively impacts Company performance. In addition, the Committee, in its sole discretion, may apply additional positive or negative adjustments to payouts to individual executive officers, including the Chairman & CEO. In no instance, however, will such adjustments exceed the maximum annual cash bonus opportunity generated by the pre-tax earnings formula described above.
      In 2005, Company results against the four performance measures or goals that the Committee used to evaluate the level of the individual executive officer’s annual bonus payout were as follows:

•	Goal weight of 40%: core revenue growth of 8%(5), which was within the Company’s external guidance of 6% to 8%;

•	Goal weight of 30% including:

—	EPS growth of 17%(6) or $3.49, which was within the range of external guidance of 14% to 17% or $3.39 to $3.49, as well as revised external guidance of 15% to 18% or $3.43 to $3.51;

—	Operating income growth of 13%, which was within external guidance of 11% to 14%, and revised external guidance of 12% to 14%;

(5)	The Company achieved reported 2005 total revenue growth of 2% determined in accordance with generally accepted accounting principles (“GAAP”), up 1% before foreign exchange due to the impact of divested international businesses. See “Reconcilliation of Non-GAAP Measures” for a quantitative reconciliation of total revenue in accordance with GAAP to core revenue for the 2005 and 2004 fiscal year, as well as the effects of foreign exchange on the 2005 core revenue growth rate. Also see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business” in the Company’s Form 10-K for the year ended December 31, 2005, for a discussion of the Company’s use of core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.

(6)	The Company achieved 2005 reported EPS growth of 10% on a GAAP basis. See “Reconcilliation of Non- GAAP Measures” for a quantitative reconciliation of reported EPS in accordance with GAAP to EPS before non-core gains and charges for the 2005 and 2004 fiscal years. Also see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business” in the Company’s Form 10-K for the year ended December 31, 2005 for a discussion of the Company’s use of EPS before non-core gains and charges and why management believes this measure provides useful information to investors.

•	Goal weight of 20%: less than targeted results against the Company’s Customer Goal with improvements in certain customer measures such as customer commitment and the successful implementation of the Company’s enhanced customer survey, offset by mixed results with other customer metrics; and

•	Goal weight of 10%: Employee Satisfaction Index as measured by the Winning Culture Survey (which is tabulated by an independent third-party consulting organization) was at target improving to the highest level achieved since the Winning Culture Survey was implemented in 2001.
      The Company Scorecard is an important part of the Company’s annual bonus plan; it ensures that the sum of total annual cash bonus plan awards to participants (including executive officers and non-executive officers in the plan) is in line with overall Company results.
      The Company Scorecard is based on three performance criteria: first, the Company-wide 2005 core revenue growth goal; second, 2005 growth in EPS; and third, a principles-based assessment by the Committee of the Company’s overall performance. That assessment included the Company’s performance against external guidance to shareholders and leadership as evidenced by the Company’s execution of its Blueprint for Growth strategy. Upon review of performance against these criteria, the Committee may increase or decrease the size of the total bonus pool to ensure alignment with overall Company results. However, in no instance will the Company Scorecard exceed the maximum annual cash bonus for the Chairman & CEO and other designated executive officers of the Company, as determined by the pre-tax earnings formula noted above.
      Based on the Committee’s review and consideration of overall Company results, the total annual cash bonus pool for 2005 was set at 100.0% of total target annual bonus opportunities. The sum total of individual bonus recommendations was within the bonus pool set by the Committee and resulted in the specific 2005 compensation awards for executive officers as discussed above and as shown in the “Summary Compensation Table for the Last Three Fiscal Years (2003-2005)” that follows this report.
      Long-Term Incentives. Through the 2005 long-term incentive program, over 50% of the total compensation opportunity provided to executive officers was equity-based (i.e., stock options and performance-based restricted stock). This emphasis on equity compensation reflects the Committee’s view that there should be a close alignment between executive officer rewards and shareholder value creation.
      For the Chairman & CEO and other executive officers of the Company, the total value of their equity-based compensation was comprised of a grant of stock options (50% of the total value) and a performance-based restricted stock opportunity (the remaining 50% of the total value). This opportunity is denominated in dollars and represents the maximum opportunity.
      The stock option grant was made effective February 25, 2005 and vests according to the terms and conditions as noted in the “Option/ SAR Grants in the Last Fiscal Year (2005)” table that follows this report. With respect to the performance-based restricted stock component, in 2005 each executive officer was provided with a maximum dollar opportunity to receive an award of restricted stock effective in 2006. That award was fully contingent on 2005 performance against the same measures or goals that were used by the Committee in determining payout under the annual cash bonus plan (i.e., core revenue growth, EPS and operating income growth, Company customer goal, and employee satisfaction). The restricted stock award, earned in 2005, was granted after the conclusion of the fiscal year based on performance and vests according to the terms and conditions as noted in the “Summary Compensation Table for the Last Three Fiscal Years (2003-2005)” that follows this report.
      In the aggregate, the Committee positions target total compensation (base salary plus target annual cash bonus plus target equity) for the Company’s executive officers at the 65th percentile of the compensation comparison group as provided by its independent third-party consulting organization. Actual levels of total compensation will, of course, vary based on performance.

Compensation of the Chairman and Chief Executive Officer
      Total Cash Compensation. On January 1, 2005, Steven W. Alesio succeeded Allan Z. Loren as the Company’s chief executive officer and on May 31, 2005, Mr. Alesio was named to the additional position of chairman of the board.
      In recognition of these appointments and after consideration of Mr. Alesio’s prior leadership experience, scope of responsibility and accountability, and the competitive pay levels in the compensation comparison group, effective January 1, 2005, the Committee increased Mr. Alesio’s base salary to $750,000 and 2005 target annual cash bonus plan opportunity to $975,000, or 130%, of his base salary. Mr. Alesio’s 2005 target total cash compensation opportunity (i.e., base salary plus target annual cash bonus opportunity) was $1,725,000. Under the Company’s CIP, as described above, Mr. Alesio’s annual cash bonus opportunity was subject to the maximum annual cash bonus opportunity of eight-tenths of one percent of D&B 2005 earnings before taxes, or $2,832,800.
      Mr. Alesio’s target annual bonus opportunity was apportioned among the same measures as other executive officers of the Company, as described above under the Annual Cash Bonus Plan.
      The Committee based Mr. Alesio’s annual cash bonus award of $1,200,000, or 123%, of his target opportunity, on performance against these criteria, an overall assessment of Company performance also noted above, and the results of the Committee’s formal performance evaluation of the Chairman & CEO. In its formal performance evaluation, the Committee noted that through Mr. Alesio’s leadership, the Company had successfully transitioned executive management while continuing to focus on its commitment to increase shareholder value and transform D&B into a growth company.
      Long-Term Compensation. Approximately 70% of Mr. Alesio’s 2005 target total compensation (base salary plus annual cash bonus opportunity plus the value of long-term grants) consisted of equity-based awards as follows:

•	A grant to Mr. Alesio of 104,400 stock options was approved by the Committee effective February 25, 2005, after consideration of performance and pay positioning versus the Company’s compensation comparison group. The stock options have the same terms as described above.

•	An award of 31,984 shares of performance-based restricted stock was approved by the Committee effective February 24, 2006. That award represented 100% of Mr. Alesio’s 2005 maximum restricted stock award opportunity of $2,000,000 and was based on the Committee’s assessment of 2005 performance against the same measures or goals in the Company’s annual cash bonus plan. The restricted stock grant has the same terms as described above.

Executive Stock Ownership Guidelines
      The Company has adopted stock ownership guidelines whereby executive officers and other members of senior management are expected to achieve over time a minimum level of ownership in the Common Stock of the Company. These levels of stock ownership are expressed as a multiple of the executive officer’s salary. For the Chairman & CEO, the minimum level of stock ownership is six times salary; for members of the Company’s Global Leadership Team or GLT (i.e., about 18 senior executives), the minimum level of stock ownership is four times salary; and for other executives in the Company’s long-term incentive program, two times salary. All executives covered by the Company’s stock ownership guidelines are expected to retain 100% of net shares resulting from equity compensation awards until the stock ownership guideline is achieved; after attainment of the stock ownership guideline, 50% of net shares resulting from equity compensation rewards must be held for one year. The establishment of these guidelines is another component of the Company’s efforts to align the interests of executive officers and shareholders.

Tax Deductibility
      Section 162(m) of the U.S. Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to the Company’s Chairman & CEO and the Company’s four other highest paid executive officers unless certain specific and detailed criteria are satisfied. The Committee believes that it is often desirable and in the best interests of the Company to deduct compensation payable to its executive officers. In this regard, the Committee considers the anticipated tax treatment to the Company and its executive officers in its review and establishment of compensation programs and payments. Notwithstanding the Committee’s efforts, no assurance can be given that compensation will be fully deductible under Section 162(m) and in certain instances the Committee has determined that it will not necessarily seek to limit compensation to that deductible under Section 162(m).
Compensation & Benefits Committee
Ronald L. Kuehn, Jr., Chairman
John W. Alden
Victor A. Pelson
Sandra E. Peterson
Michael R. Quinlan
February 24, 2006

      The following table sets forth the compensation paid by the Company and its subsidiaries during the fiscal years ended December 31, 2005, 2004 and 2003 to the Chairman & CEO, each of the other four most highly compensated executive officers and one other individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer as of December 31, 2005.
Summary Compensation Table for the Last Three Fiscal Years (2003-2005)

					Long-Term Compensation

					Awards		Payouts

		Annual Compensation				Securities
					Restricted	Underlying
				Other Annual	Stock	Options/	LTIP	All Other
		Salary	Bonus	Compensation	Award(s)	SARs	Payouts	Compensation
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	(#)(4)	($)	($)(5)

Steven W. Alesio(6)	2005	750,000	1,200,000	0	2,317,561	104,400	0	31,981
Chairman and Chief	2004	500,000	1,000,000	0	1,587,260	83,550	0	26,787
Executive Officer	2003	500,000	850,000	0	519,291	97,500	0	34,005
Sara Mathew	2005	450,000	486,000	0	953,066	43,000	0	35,764
Chief Financial Officer,	2004	400,000	530,075	0	1,128,550	54,300	0	28,296
President, D&B	2003	375,000	315,000	0	344,051	56,500	0	29,061
International and Leader, Strategy
Michael Pepe(7)	2005	450,000	540,000	0	637,286	28,700	0	0
President, D&B U.S.	2004	291,667	448,525	0	609,195	30,000	0	0
James P. Burke	2005	300,000	464,902	0	289,695	13,100	0	21,235
Senior Vice President,	2004	234,162	410,433	0	114,525	5,500	0	16,627
Global Solutions	2003	214,164	102,056	0	31,800	7,800	0	10,271
Chief Marketing Officer
David J. Lewinter	2005	330,000	240,900	0	322,664	14,500	0	24,158
Senior Vice President,	2004	300,000	333,190	0	304,567	14,660	0	19,158
General Counsel &	2003	260,000	185,430	0	67,660	20,400	0	15,609
Corporate Secretary
Allan Z. Loren(8)	2005	289,236	450,000	84,685	0	0	0	83,712
Former Chairman	2004	700,000	2,000,000	0	2,939,984	161,230	0	81,438
	2003	700,000	1,350,000	0	1,335,947	236,500	0	67,420

(1)	With the exception of Mr. Burke, the bonus amounts shown represent bonuses received pursuant to the annual cash bonus plan, which are earned in the performance year and paid in the following year. Mr. Burke’s 2003 and 2004 payments include bonuses earned in connection with a sales incentive plan, which amounts are paid during the performance year as well as after the performance year. Mr. Burke’s 2005 payments include both bonuses earned pursuant to the annual cash bonus plan as well as bonuses earned in connection with a sales incentive plan established in 2004.

(2)	The amount shown for Mr. Loren includes (a) transfer of title of the fair market value of the Company automobile to Mr. Loren at the time of retirement as per his Amendment to Employment Agreement (2005 — $44,236); (b) the tax assistance amount on the fair market value of the Company automobile (2005 — $33,989); and other compensation, such as personal use of the Company automobile.

(3)	Amounts shown represent the dollar value of restricted stock on the date of grant. The restricted stock amounts shown for 2005 for the applicable named executive officers were based on achievement against a performance-based maximum restricted stock opportunity established in and for 2005; relative to the 2005 opportunity, restricted stock awards were granted on February 24, 2006 and will vest 20% after one year from date of grant, an additional 30% after two years, and the remaining 50% after three years. The number of restricted shares granted to each applicable named executive officer on February 24, 2006 was as follows: Mr. Alesio — 31,984 shares; Ms. Mathew — 13,153 shares; Mr. Pepe — 8,795 shares; Mr. Burke — 3,998 shares; and Mr. Lewinter — 4,453 shares.

Relative to the 2004 restricted stock opportunity, the restricted stock awards granted on February 25, 2005 to Mr. Alesio, Ms. Mathew, Mr. Pepe, Mr. Burke, and Mr. Lewinter vested 20% on February 25, 2006, and an additional 30% will vest two years after the date of grant and the remaining 50% after three years. The 2003 restricted stock grants to Mr. Alesio, Ms. Mathew, Mr. Burke and Mr. Lewinter vested in full on February 12, 2006. The terms of the grants to all named executive officers provide for the payment of dividends at the same rate established from time to time for the Common Stock. We did not pay any dividends on our common stock during the years ended December 31, 2005, 2004 and 2003, respectively, and we do not currently have plans to pay dividends to shareholders.

In the case of certain predefined events, as described in Mr. Alesio’s employment agreement, the vesting of his 2003, 2004 and 2005 restricted stock grants may be accelerated. The number and value of the restricted stock holdings of Mr. Alesio as of December 30, 2005 was 41,392 shares ($2,771,608). This number and value does not include Mr. Alesio’s February 24, 2006 restricted stock award.

The number and value of the restricted stock holdings of the remaining named executive officers based on the closing market price of the Common Stock of $66.96 as of December 30, 2005 were: Ms. Mathew — 28,686 shares ($1,920,815); Mr. Pepe — 9,995 shares ($669,265); Mr. Burke — 2,819 shares ($188,760); and Mr. Lewinter — 6,997 shares ($468,519). These numbers and values do not include the February 24, 2006 restricted stock awards.

Mr. Loren’s 2003 and 2004 restricted stock grants vested in full on May 30, 2005, upon his retirement.

(4)	Amounts shown represent the number of non-qualified stock options granted each year. Limited stock appreciation rights (“LSARs”) were granted in tandem with 2003 and 2004 options awarded to named executive officers. LSARs are no longer granted in tandem with option grants.

(5)	Amounts shown represent aggregate annual Company contributions for the account of each named executive officer under the Dun & Bradstreet Profit Participation Plan (“PPP”) and the Profit Participation Benefit Equalization Plan (“PPBEP”), which plans are open to all U.S. employees of the Company and certain subsidiaries. The PPP is a tax-qualified defined contribution plan and the PPBEP is a non-qualified plan that provides benefits to participants in the PPP equal to the amount of Company contributions that would have been made to the participants’ PPP accounts but for certain federal tax laws.

(6)	Prior to his appointment as Chairman & CEO in 2005, Mr. Alesio was president and chief operating officer of the Company in 2004 and 2003.

(7)	The 2004 salary for Mr. Pepe represents the amount earned from his date of employment on March 1, 2004.

(8)	Mr. Loren was not an executive officer of the Company on December 31, 2005. As part of the Company’s executive transition plan, effective January 1, 2005, Mr. Loren ceased to serve as the Company’s Chief Executive Officer and retired from the position of Chairman of the Board of the Company on May 30, 2005.

Option/ SAR Grants in the Last Fiscal Year (2005)

	Number of
	Securities	% of Total
	Underlying	Options/SARs
	Options/SARs	Granted to	Exercise or		Grant Date
	Granted	Employees in	Base Price	Expiration	Present Value
	(#)(1)	Fiscal Year	($/Share)	Date	($)(2)

Steven W. Alesio	104,400	17.13%	60.5350	2/25/2015	2,624,616
Sara Mathew	43,000	7.06%	60.5350	2/25/2015	1,081,020
Michael Pepe	28,700	4.71%	60.5350	2/25/2015	721,518
James P. Burke	13,100	2.15%	60.5350	2/25/2015	329,334
David J. Lewinter	14,500	2.38%	60.5350	2/25/2015	364,530
Allan Z. Loren	0	0	0	0	0

(1)	For the named executive officers, all options become exercisable in four equal annual installments commencing on the first anniversary of the grant.

Option grants made in 2003 and 2004 were made in tandem with LSARs. LSARs are exercisable only if and to the extent that the related option is exercisable and are exercisable only during the 30-day period following the acquisition of at least 20% of the outstanding Common Stock pursuant to a tender or exchange offer not made by the Company. Each LSAR permits the holder to receive cash equal to the excess over the related option exercise price of the highest price paid pursuant to a tender or exchange offer for Common Stock that is in effect at any time during the 60 days preceding the date upon which the LSAR is exercised. LSARs can be exercised regardless of whether the Company supports or opposes the offer but automatically terminates once the holder of the LSAR is no longer an officer of the Company who is subject to the reporting requirements under Section 16 of the Securities Exchange Act of 1934, as amended. LSARs are no longer granted in tandem with option grants made in 2005 and thereafter.

(2)	The grant date present value is based on the Black-Scholes option valuation model, which makes the following assumptions: an expected stock-price volatility factor of 30%; a risk-free rate of return of 4.19%; a dividend yield of 0.0%; and a weighted average exercise date of 6.9 years.

These assumptions may or may not be fulfilled. The amounts shown cannot be considered predictions of future value. In addition, the options will gain value only to the extent the stock price exceeds the option exercise price during the life of the option.
Aggregated Option/ SAR Exercises in the Last Fiscal Year and Fiscal Year-End Option/ SAR Values (2005)

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
	Shares		Options/SAR’s		Options/SAR’s
	Acquired	Value	at Fiscal Year-End (#)		at Fiscal Year-End(1) ($)
	on Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Steven W. Alesio	0	0	321,953	438,497	12,020,647	11,349,062
Sara Mathew	0	0	130,241	198,559	4,018,997	4,602,308
Michael Pepe	0	0	7,500	51,200	94,050	466,548
James P. Burke	0	0	5,508	27,092	145,931	459,535
David J. Lewinter	0	0	52,338	65,762	2,031,992	1,550,193
Allan Z. Loren(2)	1,736,500	75,392,556	161,230	0	2,202,402	0

(1)	The values shown equal the difference between the exercise price of unexercised in-the-money options and the closing market price of the underlying Common Stock of $66.96 on December 30, 2005.

Options are in-the-money if the fair market value of the Common Stock exceeds the exercise price of the option.

(2)	With respect to Mr. Loren, all options were fully exercisable upon his retirement on May 30, 2005.

Retirement Benefits
      The following table sets forth the estimated aggregate annual benefits payable under D&B’s Retirement Account Plan, Pension Benefit Equalization Plan (PBEP) and Supplemental Executive Benefit Plan (SEBP), as in effect during 2005 to persons in specified average final compensation and credited service classifications upon retirement at age 65. Amounts shown in the table include U.S. Social Security benefits that would be deducted in calculating benefits payable under these plans. These aggregate annual retirement benefits do not increase as a result of additional credited service after 20 years.

	Estimated Aggregate Annual Retirement Benefit
	Assuming Final Credited Service of:

Average Final Compensation	5 Years	10 Years	15 Years	20 Years	25 Years

$ 650,000	130,000	260,000	325,000	390,000	390,000
700,000	140,000	280,000	350,000	420,000	420,000
750,000	150,000	300,000	375,000	450,000	450,000
800,000	160,000	320,000	400,000	480,000	480,000
850,000	170,000	340,000	425,000	510,000	510,000
900,000	180,000	360,000	450,000	540,000	540,000
950,000	190,000	380,000	475,000	570,000	570,000
1,000,000	200,000	400,000	500,000	600,000	600,000
1,100,000	220,000	440,000	550,000	660,000	660,000
1,200,000	240,000	480,000	600,000	720,000	720,000
1,300,000	260,000	520,000	650,000	780,000	780,000
1,400,000	280,000	560,000	700,000	840,000	840,000
1,500,000	300,000	600,000	750,000	900,000	900,000
1,750,000	350,000	700,000	875,000	1,050,000	1,050,000
2,300,000	460,000	920,000	1,150,000	1,380,000	1,380,000
      The number of full years of credited service under the plans for Mr. Alesio, Ms. Mathew, Mr. Pepe, Mr. Burke, Mr. Lewinter and Mr. Loren are 5, 5, 2, 5, 7 and 5, respectively.
      Compensation, for the purpose of determining retirement benefits, consists of salary, wages, regular cash bonuses, commissions and overtime pay. Severance pay, contingent payments and other forms of special remuneration are excluded. Bonuses included in the Summary Compensation Table, contained within “Compensation of Executive Officers”, are normally not paid until the year following the year in which they are accrued and expensed. Therefore, compensation for purposes of determining retirement benefits varies from the Summary Compensation Table amounts in that bonuses expensed in the previous year, but paid in the current year, are part of retirement compensation in the current year, and the current year’s bonuses accrued and included in the Summary Compensation Table are not.
      For the reasons discussed above, compensation for determining retirement benefits for the named executive officers differed by more than 10% from the amounts shown in the Summary Compensation Table. For purposes of determining retirement benefits for Mr. Alesio, Ms. Mathew, Mr. Pepe, Mr. Burke, Mr. Lewinter and Mr. Loren, compensation in 2005 was $1,750,000, $980,075, $898,525, $699,338, $663,190 and $2,289,236, respectively.
      Average final compensation is defined as the highest average annual compensation during five consecutive 12-month periods in the last 10 consecutive 12-month periods of the member’s credited service. Members vest in their accrued retirement benefit upon completion of five years of service. The benefits shown in the table above are calculated on a straight-life annuity basis.
      The Retirement Account Plan, together with the PBEP, provides retirement income based on a percentage of annual compensation. The percentage of compensation allocated annually ranges from 3% to 12.5%, based on age and credited service. Amounts allocated also receive interest credits based on the average yield on 30-year Treasuries, with a minimum compounded annual interest credit rate of 3%.
      The SEBP provides retirement benefits in addition to the benefits provided under the Retirement Account Plan and the PBEP. The SEBP has the effect of increasing the retirement benefits under the Retirement Account Plan and the PBEP to the amounts shown in the preceding table. The SEBP provides maximum benefits after 20 years.
      The following table summarizes our equity compensation plan information as of December 31, 2005.
Equity Compensation Plan Information

	(A)		(B)	(C)

Number of Securities
	Number of Securities			Remaining Available for
	to be Issued Upon		Weighted-Average	Future Issuance Under
	Exercise of		Exercise Price of	Equity Compensation Plans
	Outstanding Options,		Outstanding Options,	(Excluding Securities
Plan Category	Warrants and Rights		Warrants and Rights	Reflected in Column (A))

Equity compensation plans approved by security holders(1)	5,835,150	(2)	$33.50	4,017,285	(3)

(1)	This table includes information for two equity compensation plans adopted in connection with our separation from Moody’s. As of December 31, 2005, a total of 921,974 shares of D&B Common Stock were issuable upon exercise of outstanding options and other rights under those two plans. The weighted average exercise price of those outstanding options and other rights is $14.52 per share. No additional options or other rights may be granted under those two plans.

(2)	Includes options for 5,740,625 shares of D&B Common Stock, restricted stock units of 88,489 shares of D&B Common Stock and deferred performance shares of 6,036 shares of D&B Common Stock. This amount does not include outstanding shares of restricted Common Stock of 314,275.

(3)	Includes shares available for future purchases under our 2000 Employee Stock Purchase Plan (the “ESPP”). As of December 31, 2005, an aggregate of 906,114 shares of D&B Common Stock were available for purchase under the ESPP.
Employment, Change-In-Control, Severance, Deferral and Detrimental Conduct Arrangements

Employment Arrangements
      On January 1, 2005, Steven W. Alesio succeeded Allan Z. Loren as the Company’s chief executive officer. Mr. Loren remained as the Company’s chairman of the board until May 30, 2005, at which time he retired from the Board.
      In connection with the succession plan, the Company entered into an amendment of Mr. Loren’s existing employment agreement and entered into a new employment agreement with Mr. Alesio. The terms of these agreements with Messrs. Loren and Alesio were established by the Company’s Compensation & Benefits Committee, with input from the Committee’s independent compensation consultant and corporate governance advisor. As further described below, with respect to Mr. Loren’s compensation, the Committee determined that it was appropriate to maintain his compensation and benefits at the 2004 levels, with the exception that Mr. Loren would not be eligible for any additional equity awards. With respect to Mr. Alesio’s compensation, the Committee developed a compensation program that reflected the Company’s pay-for-performance philosophy (by delivering a significant portion of overall compensation value through equity and bonus award opportunities, as further described below) and which was competitively positioned based on market data provided by the Committee’s independent compensation consultant.
      Allan Z. Loren. As noted above, under Mr. Loren’s agreement, he ceased to serve as the Company’s chief executive officer on January 1, 2005, and as the Company’s chairman of the board on May 30, 2005, at which point Mr. Loren retired from the Company and the Board of Directors. Mr. Loren’s base salary and target and maximum bonus were unchanged from his prior agreement. Accordingly, from January 1, 2005 through May 30, 2005, Mr. Loren was entitled to an annualized base salary of $700,000. He was also entitled to a cash incentive opportunity for the period of January 1, 2005 through May 30, 2005. Mr. Loren’s target bonus was 150% of his prorated annual base salary, with a maximum payout of 200% of the target bonus, the same target and maximum percentages as in 2004. The amount of the actual bonus paid was to be determined by the Committee, based on its assessment of Mr. Loren’s contribution to the success of the leadership transition plan and his execution of his Board duties. Mr. Loren was not to be entitled to any additional equity awards.
      Consistent with Mr. Loren’s existing agreement, all of his prior equity compensation grants vested in full upon his retirement.
      After Mr. Loren’s employment as chairman was terminated on May 30, 2005, the Company transferred to him the title to the Company automobile previously provided to him and paid him a tax gross-up payment to cover any taxes that were due as a result of the transfer. In addition, under the terms of his amended agreement, following termination on May 30, 2005, Mr. Loren was entitled to the retiree medical, dental and life insurance benefits coverage, regardless of any age or service requirements, that is provided under the Company’s plans to other retired executives. If, prior to May 30, 2005, Mr. Loren was terminated by the Company without cause (as defined in the amended employment agreement), terminated his employment for good reason (as defined in the amended employment agreement), died or became disabled, or a change in control of the Company occurred, all previously granted stock options and restricted stock would have immediately vested. In addition, if Mr. Loren’s employment was terminated by the Company without cause or Mr. Loren terminated his employment for good reason, Mr. Loren would have been entitled to continued payment of his annual base salary until May 30, 2005, and, to the extent not previously paid, his target bonuses for each fiscal year through fiscal year 2005 (prorated for the partial year), but in no event would Mr. Loren have received less than $805,000. Finally, if Mr. Loren was terminated by the Company without cause, terminated his employment for good reason, or died or became disabled before May 30, 2005, Mr. Loren would have received a benefit under the Company’s SEBP calculated based on five years of service.
      Mr. Loren agreed to customary restrictive covenants, including a covenant not to compete with the Company for one year.
      Mr. Loren was also entitled to certain benefits under a change-in-control agreement. A description of this agreement is described below under “Change-in-Control Arrangements.”
      Steven W. Alesio. Under Mr. Alesio’s agreement, he has served as the Company’s chief executive officer since January 1, 2005 and became chairman of the Board beginning on May 31, 2005.
      The agreement, which has a three-year term through December 31, 2007 (subject to earlier termination as provided in the agreement), provides that Mr. Alesio will be paid an annual base salary of $750,000 (up from $500,000 in 2004). The Company’s Board of Directors may increase Mr. Alesio’s salary as it deems appropriate, but his salary may not be decreased. Mr. Alesio will be eligible to earn an annual bonus award based on the achievement of such goals and performance measures (including financial and employee satisfaction goals) as may be established by the Committee. Mr. Alesio’s target annual bonus award will be at least 130% of his base salary and his maximum annual bonus award will be at least 200% of his target annual bonus award (the same target and maximum bonus award percentages as in 2004). As noted above, the actual amount of the bonus paid to Mr. Alesio will be based on the achievement of the goals and performance measures as determined by the Committee.

      The Company has also paid Mr. Alesio an initial long-term equity grant with a value of $4,000,000 (up from $3,000,000 in 2004). Beginning in 2006, he will also be entitled to annual equity-based awards at a level commensurate with his position in the discretion of the Committee. Mr. Alesio is currently, and will remain, fully vested in his accrued benefit under the SEBP.
      If the Company terminates Mr. Alesio’s employment without cause (with cause generally defined as a willful failure to perform material duties or conviction of a felony) or Mr. Alesio terminates his employment for good reason (generally, an unfavorable change in employment status, a required relocation or a material willful breach of the agreement by the Company), he will be entitled to: (i) subject to his execution of a release of claims, a lump sum payment equal to two times the sum of his annual base salary and his target annual bonus through the remainder of the term; (ii) a lump sum payment equal to a pro rata portion of his target annual bonus for the year of the termination; (iii) an enhanced benefit under our SEBP (computed based on continued employment and an annual target bonus for two years); (iv) continued medical and dental coverage for two years; and (v) the immediate vesting of the stock option and restricted stock awards granted to him in 2003 and the stock option award granted to him in 2004. If Mr. Alesio terminates his employment for good reason, he will also be entitled to special pro rata accelerated vesting of the stock option awards granted to him before 2003. If Mr. Alesio dies or becomes disabled (as defined in the agreement), in addition to his base salary through the date of death or disability, Mr. Alesio and his estate will be entitled to a pro rata portion of his target annual bonus for the year of the death or disability, immediate vesting of all stock options granted to him (except that, in the case of disability, options held for less than one year will be forfeited) and immediate vesting of his 2003 restricted stock award.
      If the Company terminates Mr. Alesio’s employment on or after December 31, 2007 without cause or Mr. Alesio terminates his employment on or after such date for good reason, he will be entitled to the benefits under the Company’s Executive Transition Plan as if he incurred an “eligible termination” other than by reason of unsatisfactory performance. A description of our Executive Transition Plan is included below under “Severance Arrangements.”
      Mr. Alesio has agreed to customary restrictive covenants, including a covenant not to compete with the Company for one year.
      Mr. Alesio will also be entitled to certain benefits under a change-in-control agreement entered into with the Company. Mr. Alesio’s change-in-control agreement was extended to coincide with the term of his employment agreement. If Mr. Alesio becomes entitled to similar payments or benefits under his change-in-control agreement and his employment agreement, he will receive the payments or benefits under the change-in-control agreement only to the extent such payments or benefits exceed those available under his employment agreement. A description of this change-in-control agreement is included below under “Change-in-Control Arrangements.”

Change-in-Control Arrangements
      The executive officers named in “Executive Officers,” who are direct reports to the Chairman & CEO of the Company, will be provided certain benefits upon actual or constructive termination of employment in the event of a potential change in control or change in control of the Company. If, following a potential change in control or change in control, the executive is terminated other than for cause or by reason of death, disability or normal retirement, or the executive terminates employment for good reason (generally, an unfavorable change in employment status, compensation or benefits or a required relocation), the executive shall be entitled to receive: (i) a lump-sum payment equal to three times the sum of salary plus the annual target bonus then in effect; (ii) continuation of welfare benefits and certain perquisites for three years; (iii) retiree medical and life insurance benefits starting at age 55; (iv) outplacement consulting in the amount of 20% of the sum of salary plus the annual target bonus then in effect, but not exceeding $100,000; (v) immediate vesting of certain entitlements; (vi) a prorated annual target bonus for the year in which the change in control occurs and a full target bonus for all other bonus plans in effect at the time of termination; and (vii) payment of any excise taxes due in respect of the foregoing benefits. Regarding executive officers who are not direct reports to the Chairman & CEO, if, following a potential change in control or change in control, the executive officer is terminated other than for cause or by reason of death, disability or normal retirement, or the executive officer terminates employment for good reason (generally, an unfavorable change in employment status, compensation or benefits or a required relocation), the executive officer shall be entitled to receive the same benefits as the direct report executive officers, as described above, except that the lump-sum payment will be equal to two times the sum of salary plus the annual target bonus then in effect and the continuation of welfare benefits and certain perquisites will be for only two years.

Severance Arrangements
      The Company has adopted an Executive Transition Plan (ETP) that provides severance benefits for the Company’s chief executive officer and other designated executives. The ETP currently provides for the payment of severance benefits if an eligible executive’s employment terminates by reason of a reduction in force, job elimination, unsatisfactory job performance (not constituting cause) or a mutually agreed-upon resignation. In the event of an eligible termination, the executive will be paid 104 weeks of salary continuation and (unless the executive’s employment is terminated by the Company for unsatisfactory performance) the executive’s guideline annual bonus opportunity for the year of termination, payment of which will be prorated annually over a period equal to the number of weeks of salary continuation. Salary continuation is payable at the times the executive’s salary would have been paid if employment had not terminated. In addition, the executive will receive continued medical, dental and life insurance benefits during the salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being provided by the Company. Except in the case of a termination by the Company for unsatisfactory performance, the executive also will receive: (i) a prorated portion of the actual bonus for the year of termination that would have been payable to the executive under the annual bonus plan in which the executive is participating; (ii) cash payments equal in value to a prorated portion of any “performance-based awards” under the Company’s stock incentive plan, provided that the executive was employed for at least half of the applicable performance period; and (iii) financial planning/counseling services during the salary continuation period to the same extent afforded immediately prior to the termination of employment. The ETP gives the Company’s chief executive officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, an eligible executive under the ETP, other than the chief executive officer; the Compensation & Benefits Committee has this discretion with respect to the chief executive officer.
      Executive officers who do not participate in the ETP are eligible for severance benefits under the Company’s Career Transition Plan (CTP). The CTP generally provides for the payment of benefits if an eligible executive’s employment terminates by reason of a reduction in force, job elimination, unsatisfactory job performance (not constituting cause) or a mutually agreed-upon resignation. It does not apply to employee terminations in connection with the sale of stock or assets, or an elimination or reduction of operations in connection with an outsourcing or merger (or other combination, spin-off, reorganization or other similar transaction) where an offer of employment at a comparable base salary is made to the employee. In the event of an eligible termination, an executive officer will be paid 52 weeks of salary continuation (26 weeks if the executive is terminated by the Company for unsatisfactory performance), payable at the times the executive’s salary would have been paid if employment had not terminated. For this purpose, salary consists of the executive’s annual base salary at the time of termination. In addition, the executive will receive continued medical, dental and life insurance benefits during the applicable salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being provided by the Company. Except in the case of a termination by the Company for unsatisfactory performance, the executive also will receive: (i) a prorated portion of the actual bonus for the year of termination that would have been payable to the executive under the annual bonus plan in which the executive is participating, provided that the executive was employed for at least six full months during the calendar year of termination; (ii) cash payments equal in value to a prorated portion of any “performance-based awards” under the Company’s stock incentive plan, provided that the executive was employed for at least half of the applicable performance period; and (iii) financial planning/counseling services during the salary continuation period to the same extent afforded immediately prior to termination of employment. The CTP gives the Company’s chief executive officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, an eligible executive under the CTP.
      Mr. Loren waived participation in both the ETP and CTP. In accordance with his employment agreement, Mr. Alesio is a participant in the ETP. All other executive officers named in the Summary Compensation Table, contained within “Compensation of Executive Officers”, currently participate in the CTP.
      Notwithstanding the foregoing, any severance benefits paid to an executive officer above the amounts provided by the ETP or CTP require the approval of the Compensation & Benefits Committee.

Deferral Program
      The Company has a Key Employees’ Nonqualified Deferred Compensation Plan under which executives may defer part of their current salary, annual cash incentive and certain cash-based, long-term incentives to a later date. Under this program, executives have the opportunity to earn tax-deferred appreciation based on the performance of the investment funds offered under the Company’s PPP.

Detrimental Conduct Program
      The Company has a detrimental conduct program under which employees are required to sign an agreement upon receipt of an equity-based award that requires employees to return a portion of the amounts received pursuant to such award if, during their employment and for one year thereafter (two years in the case of executive officers), they engage in “detrimental conduct,” which includes working for a competitor, disclosing confidential Company information and acting otherwise than in the interests of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance
      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires D&B’s officers and directors, and persons who own more than 10% of a registered class of D&B’s equity securities (“insiders”), to file reports of ownership and changes in ownership with the SEC. Insiders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to the Company, the Company believes that during 2005 all Section 16(a) filing requirements applicable to its insiders were complied with, except that, due to administrative oversight on the part of D&B, a Form 4 filing on behalf of David T. Clarke, Leader, U.S. Sales & Marketing Solutions, reporting his stock option exercise and same day sale of 2,026 shares, was filed one day late.

RECONCILIATION OF NON-GAAP MEASURES
Reconciliation of Total Revenue to Core Revenue and Effect
of Foreign Exchange on Core Revenue Growth Rate

	For the Year Ended
	December 31,

	2005	2004	Growth Rate

	(In millions)
Total revenue	$1,443.6	$1,414.0	2%
Less: Revenue from divested businesses	—	79.5	N/M

Core revenue(1)	$1,443.6	$1,334.5	8%

Less: Effect of foreign exchange			—

Core revenue before effect of foreign exchange			8%

(1)	See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business” in the Company’s Form 10-K for the year ended December 31, 2005 for a discussion of the Company’s use of core revenue growth before the effects of foreign exchange and why management believes this measure provides useful information to investors.
N/M Not Meaningful.
Reconciliation of Reported Earnings Per Share to Earnings
Per Share Before Non-Core Gains and Charges

	For the Year Ended
	December 31,

	2005	2004

Diluted EPS	$3.19	$2.90
Impact of non-core (gains) and charges:
Restructuring costs related to our Financial Flexibility Program	0.32	0.28
Gain on sale of an investment in a South African Company	(0.03)	—
Lower costs related to the sale of operations in Iberia (Spain and Portugal)	(0.01)	—
Final resolution of all disputes on the sale of the Company’s French Business	0.04	—
Gains on the sales of operations in the Nordic Region, Central Europe, India and Distribution Channels in Pakistan and the Middle East, France and Iberia	—	(0.26)
Increase in tax legacy reserve for “Royalty Expense Deductions 1993-1997”	0.09	—
Tax charge related to the Company’s repatriation of foreign cash	0.13	—
Tax legacy refund for “Utilization of Capital Losses 1989-1990”	(0.01)	—
Tax benefits recognized upon the liquidation of dormant international corporations	(0.23)	—
Increase in tax legacy reserve for “Utilization of Capital Losses 1989-1990”	—	0.06

Diluted EPS — Before Non-Core (Gains) and Charges(1)	$3.49	$2.98

(1)	See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations: How We Manage Our Business” in the Company’s Form 10-K for the year ended December 31, 2005 for a discussion of the Company’s use of EPS before non-core gains and charges and why management believes this measure provides useful information to investors.

PROSPECTUS
$300,000,000
THE DUN & BRADSTREET CORPORATION
SENIOR DEBT SECURITIES
          We may from time to time offer to sell our senior debt securities. We may offer and sell these senior debt securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide specific terms of the senior debt securities to be offered in supplements to this prospectus or possibly other offering material. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our senior debt securities.
      Our common stock is listed on the New York Stock Exchange under the ticker symbol “DNB.”

       Investing in our senior debt securities involves risks that are described in the “Risk Factors” section of our periodic reports filed with the Securities and Exchange Commission or in the applicable prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these senior debt securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 9, 2006.

ABOUT THIS PROSPECTUS
      You should rely only on the information provided in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of any senior debt securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which it is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a senior debt security.
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Each time we sell or issue senior debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that specific offering of senior debt securities and the specific manner in which they may be offered. The prospectus supplement may also add to, update or change any of the information contained in this prospectus. The prospectus supplement may also contain information about any material federal income tax considerations relating to the senior debt securities described in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described under “Where You Can Find More Information.” This prospectus may not be used to sell our senior debt securities unless it is accompanied by a prospectus supplement.
      This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”
      The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the senior debt securities offered under this prospectus. That registration statement can be read at the SEC’s web site (www.sec.gov) or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

1

      The SEC allows us to incorporate by reference the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offerings of the senior debt securities:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 24, 2005; and

•	our Current Reports on Form 8-K filed with the SEC, not including such portions that have been furnished, on February 2, 2006, February 3, 2006 and February 27, 2006.
      Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our Internet website is located at http://www.dnb.com. We have included our website address as an inactive textual reference only. The contents of the website are not incorporated by reference into this prospectus. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

The Dun & Bradstreet Corporation
103 JFK Parkway
Short Hills, New Jersey 07078
Attention: Corporate Secretary
Telephone: (973) 921-5500
      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with other information.

2

USE OF PROCEEDS
      We will use the net proceeds, together with cash on hand, to repay in full the principal amount of $300 million of our 6.625% Senior Notes due March 15, 2006.

3

RATIO OF EARNINGS TO FIXED CHARGES
      Set forth below is information concerning our ratio of earnings to fixed charges. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.
      For these ratios “earnings” have been calculated by adding minority interest expense and fixed charges (i.e., interest expense and the portion of rental payments on operating leases estimated to represent an interest component) to Income before Provision for Income Taxes.

	Year Ended December 31,

	Pro forma
	2005		2005	2004	2003	2002	2001

Ratio of earnings to fixed charges	15.0x	(1)	12.8x	12.4x	10.3x	9.2x	9.5x

(1)	The pro forma ratio of earnings to fixed charges was calculated assuming that the net proceeds from a $300 million offering of senior notes and the repayment in full of the principal amount of $300 million of our 6.625% Senior Notes due March 15, 2006, were effected on the first day of the fiscal year ended December 31, 2005.

4

SENIOR DEBT SECURITIES
      We may from time to time offer to sell senior debt securities. We will set forth a description of the senior debt securities that may be offered under this prospectus in a prospectus supplement or other offering material.
      Senior debt securities offered under this prospectus will be governed by a document called the “Indenture.” Unless we specify otherwise in the applicable prospectus supplement, the Indenture is a contract between us and The Bank of New York, which acts as Trustee. A copy of the Indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

5

LEGAL MATTERS
      The validity of the senior debt securities will be passed upon for us by Shearman & Sterling LLP, New York, New York.

6

EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

7

$300,000,000
The Dun & Bradstreet Corporation
   % Senior Notes due

PRELIMINARY PROSPECTUS SUPPLEMENT

Citigroup
JPMorgan
SunTrust Robinson Humphrey
March               , 2006